UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

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☐   Preliminary Proxy Statement.
☐   **Confidential, for use of the Commission Only (as permitted by Rule 14a-6(e)(2)).**
☒   Definitive Proxy Statement.
☐   Definitive Additional Materials.
☐   Soliciting Material Pursuant to § 240.14a-12.

<u>Destra International & Event-Driven Credit Fund</u>
(Name of Registrant as Specified In Its Charter)

_____
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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(1)   Title of each class of securities to which transaction applies:

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(2)   Aggregate number of securities to which transaction applies:

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(3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

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(4)   Proposed maximum aggregate value of transaction:

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Destra International & Event-Driven Credit Fund

[Mailing Date], 2020

Dear Shareholder,

Destra International & Event-Driven Credit Fund (the "Fund") will hold a Special Meeting of Shareholders on December 14, 2020 at the offices of the Fund, 444 West Lake Street, Suite 1700, Chicago, IL 60606 (the "Special Meeting"). This Special Meeting is being called because Destra Capital Management LLC ("DCM"), the parent company of Destra Capital Advisors LLC ("Destra" or the "Adviser"), has agreed to buy back all of Continuum Funds Holdings, LLC's ("Continuum") control features and equity stake in DCM (the "Transaction"), to make a portion of its equity available for key personnel and to manage its operations independently from Continuum. Furthermore, senior management and certain key employees of DCM are expected to receive ownership interests so that the entity is majority employee-owned. The result of the Transaction is a change of control of Destra pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"). The closing of the Transaction (the "Closing") is contingent upon the approval of the Fund's new investment advisory agreement, sub-advisory agreement and sub-sub-advisory agreement by shareholders (collectively, the "New Advisory Agreements"), which means that the Closing will not occur unless shareholders of the Fund approve the New Advisory Agreements.

The Transaction will result in DCM buying back all of Continuum's outstanding equity interests in DCM, and as of the Closing, Continuum will relinquish all equity interests and investor member rights in DCM, including voting share privileges and all board rights and participation. As a result, effective as of the Closing, Continuum will no longer control Destra.

The change of control caused by the Transaction will result in the termination of (i) the existing advisory agreement between the Fund and Destra; (ii) the existing sub-advisory agreement among the Fund, Destra and BlueBay Asset Management LLP ("BlueBay"); and (iii) the existing sub-sub-advisory agreement between BlueBay and BlueBay Asset Management USA LLC ("BlueBay USA" and together with BlueBay, "Sub-Advisers"). For Destra to continue as the Fund's investment adviser and for BlueBay and BlueBay USA to continue as the Fund's sub-adviser and sub-sub-advisers, respectively, following the Closing, the Fund is required to seek the approval by the shareholders of the Fund of the New Advisory Agreements. After the Closing, Destra, BlueBay and BlueBay USA will continue to manage the Fund according to the same objective, risks and policies as before. In addition, the personnel that are currently providing services to the Fund are not expected to change as a result of the Transaction. The Fund's Board of Trustees (the "Board of Trustees") believes that approving the New Advisory Agreements is in the best interests of the Fund and its shareholders. Accordingly, the current Board of Trustees has unanimously voted to approve the New Advisory Agreements for the Fund and to recommend that the shareholders of the Fund also approve the New Advisory Agreements.

The enclosed proxy statement explains the following proposals:

❖ A proposal to approve a new investment advisory agreement between the Fund and Destra, as a result of the Transaction.

❖ A proposal to approve a new sub-advisory agreement among the Fund, Destra and BlueBay as a result of the Transaction.

❖ A proposal to approve a new sub-sub-advisory agreement between BlueBay and BlueBay USA as a result of the Transaction.

Please note that the terms of the New Advisory Agreements are materially the same as the terms of the Fund's current advisory, sub-advisory and sub-sub-advisory agreements, respectively, with respect to services provided by Destra and the Sub-Advisers and are identical with respect to the advisory and sub-advisory fees payable to Destra and the Sub-Advisers. Also, the Fund will not bear any portion of the costs related to the Transaction.

Thank you for your investment in the Fund. I encourage you to exercise your rights in governing the Fund by voting on the proposals. **The Board of Trustees recommends that you vote FOR the proposals to approve the New Advisory Agreements.** Your vote is important. Whether or not you expect to attend the Special Meeting, it is important that your shares be represented. Your immediate response will help reduce the need for the Fund to conduct additional proxy solicitations. Please review the proxy statement and then vote by Internet, telephone or mail as soon as possible. If you vote by mail, please sign and return all of the proxy cards included in this package.

We are concerned about your health and safety during the current coronavirus (COVID-19) pandemic, and we intend to monitor the recommendations of public health officials and governmental restrictions as the situation continues to evolve. If we decide to hold the Special Meeting at a different time, in a different location, or partially or entirely by means of remote communication (i.e., a virtual meeting), we will announce any such updates by means of a press release, which will be posted on our website at http://www.destracapital.com/proxy-information. We encourage you to check the website prior to the Special Meeting if you plan to attend the Special Meeting. An announcement of any change will also be filed with the Securities and Exchange Commission via its EDGAR system.

Sincerely,

Nicholas Dalmaso
Chairman and Trustee

Q.   Why am I receiving this proxy statement?

A.   You are being asked to vote on several important matters affecting the Destra International & Event-Driven Credit Fund (the "Fund"):

(1) Approval of a New Investment Advisory Agreement for the Fund.

Destra Capital Management LLC ("DCM") has entered into an agreement with Continuum Funds Holdings, LLC ("Continuum"), pursuant to which DCM will buy back all of Continuum's outstanding equity interests in DCM (the "Transaction"). The Transaction will result in DCM buying back all of Continuum's outstanding equity interests in DCM, and as of the Closing, Continuum will relinquish all equity interests and investor member rights in DCM, including voting share privileges and all board rights and participation. As a result, effective as of the closing of the Transaction (the "Closing"), DCM will control Destra Capital Advisors LLC ("Destra" or the "Adviser"). The Transaction will allow DCM to make a portion of its equity available for key personnel and to manage its operations independently from Continuum. Furthermore, senior management and certain key employees of DCM are expected to receive ownership interests so that the entity is majority employee-owned.

While Destra will continue to perform investment advisory services after the Transaction, the consummation of the Transaction will result in the change of control of Destra. Under federal securities law and the terms of the current advisory agreement, a change of control results in the termination of the current advisory agreement. If Destra is to continue to serve as investment adviser to the Fund following the Transaction, it is necessary for shareholders of the Fund to approve a new advisory agreement for the Fund. The Closing is contingent upon the approval of the Fund's new investment advisory agreement by shareholders, which means that the Closing will not occur unless shareholders of the Fund approve its new advisory agreement.

(2) Approval of a New Sub-Advisory Agreement for the Fund.

Destra has retained BlueBay Asset Management LLP ("BlueBay") to serve as the Fund's sub-adviser. Upon the Closing, the current investment sub-advisory agreement under which BlueBay serves the Fund will automatically terminate. In order to permit BlueBay to continue to serve as sub-adviser to the Fund once the Closing occurs, securities laws require the Fund's shareholders to approve a new sub-advisory agreement for the Fund. The Closing is contingent upon the approval of the Fund's new sub-advisory agreement by shareholders, meaning that the Closing will not occur unless shareholders of the Fund approve the new sub-advisory agreement.

(3) Approval of a New Sub-Sub Advisory Agreement for the Fund.

BlueBay has retained BlueBay Asset Management USA LLC ("BlueBay USA") to serve as the Fund's sub-sub-adviser. Upon the Closing, the current investment sub-sub-advisory agreement under which BlueBay USA serves the Fund will automatically terminate. In order to permit BlueBay USA to continue to serve as the sub-sub-adviser to the Fund once the Closing occurs, securities laws require the Fund's shareholders to approve a new sub-sub-advisory agreement for the Fund. The Closing is contingent upon the approval of the Fund's new sub-sub-advisory agreement by shareholders; meaning that the Closing will not occur unless shareholders of the Fund approve the new sub-sub-advisory agreement.

Q.   How will this affect my account with the Fund?

A.   The Transaction should not affect your account. You can expect the same level of management expertise and quality shareholder service at the conclusion of the Transaction.

Q.   Will the investment advisory fee rate be the same upon approval of the new advisory agreement?

A. Yes, the investment advisory fee rate applicable to the Fund under the new advisory agreement will be identical to the current advisory fee rate applicable to the Fund. Currently, Destra is entitled to a management fee, calculated and payable quarterly in arrears, at the annual rate of 1.75% of the Fund's average daily Managed Assets during such period. "Managed Assets" means the total assets of the Fund (including any assets attributable to money borrowed for investment purposes) minus the sum of the Fund's accrued liabilities (other than money borrowed for investment purposes).

Upon termination of the existing advisory agreement, the "Current Expense Agreement," as defined below, will also terminate. Pursuant to the Current Expense Agreement, Destra has agreed to reduce its fees and/or absorb expenses of the Fund to ensure that total fund operating expenses after fee waiver and/or reimbursement do not exceed ~~certain agreed upon levels~~0.50% per annum of the Fund's average daily net assets. The Current Expense Agreement may be adjusted for different classes of Shares to account for class-specific expenses. If the Fund enters into the new advisory agreement, then Destra has agreed to enter into a new expense limitation agreement with the Fund on ~~the same~~identical terms and conditions as the Current Expense Agreement. The new expense limitation agreement will be subject to Board approval.

Q. How will the approval of the new advisory agreement affect the management and operations of the Fund?

A. The Fund's investment objective, risks and investment strategies will not change as a result of the approval of the new advisory agreement.

Q. Will the investment sub-advisory and sub-sub-advisory fee rates be the same upon approval of the new sub-advisory and sub-sub-advisory agreements?

A. BlueBay is paid by Destra out of the management fee Destra is paid by the Fund, and BlueBay USA is paid by BlueBay out of the sub-advisory fee it receives from Destra. The sub-advisory and sub-sub-advisory fees paid will not change under the new sub-advisory and sub-sub-advisory agreements.

Q. Will the Fund pay for the proxy solicitation and related legal costs?

A. No. These costs will be borne by Destra and DCM.

Q. What will happen if shareholders of the Fund do not approve the new advisory agreement, sub-advisory agreement and sub-sub-advisory agreement?

A. Completion of the Transaction is contingent upon approval of the New Advisory Agreements by shareholders of the Fund. If the Closing does not occur, the current investment advisory agreement, sub-advisory agreement and sub-sub-advisory agreement will not automatically terminate and, therefore, it will not be necessary to enter into new agreements.

Q. How does the Board of Trustees of the Fund (the "Board") recommend that I vote?

A. The current members of the Board, including all of the trustees who are not "interested persons" (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) of the Fund (the "Independent Trustees") recommend that you vote in favor of the proposals to approve the New Advisory Agreements.

Q. I have only a few shares — does my vote matter?

A. Your vote is important. If many shareholders choose not to vote, the Fund might not receive enough votes to reach a quorum to hold the Special Meeting. If it appears that there will not be a quorum, the Fund would have to send additional mailings or otherwise solicit shareholders to try to obtain more votes.

Q.   What is the deadline for submitting my vote?

A.   We encourage you to vote as soon as possible to make sure that the Fund receives enough votes to act on the proposals. Unless you attend the Special Meeting to vote in person, your vote (cast by Internet, telephone or paper proxy card as described below) must be received by the Fund by 5:00 p.m. Central Time on December 14, 2020.

Q.   Who is eligible to vote?

A.   Any person who owned shares of the Fund on the "Record Date," which was October 22, 2020 (even if that person has since sold those shares).

Q.   How can I vote?

A.   You may vote in any of four ways:

- o   Through the Internet. Please follow the instructions on your proxy card.
- o   By telephone, with a toll-free call to the phone number indicated on the proxy card.
- o   By mailing in your proxy card.
- o   In person at the Special Meeting at the offices of the Fund on December 14, 2020.

We encourage you to vote via the Internet or telephone using the control number on your proxy card and following the simple instructions because these methods result in the most efficient means of transmitting your vote and reduce the need for the Fund to conduct telephone solicitations and/or follow up mailings. If you would like to change your previous vote, you may vote again using any of the methods described above.

Q.   How should I sign the proxy card?

A.   You should sign your name exactly as it appears on the proxy card. Unless you have instructed us otherwise, either owner of a joint account may sign the card, but again, the owner must sign the name exactly as it appears on the card. The proxy card for accounts of which the signer is not the owner should be signed in a way that indicates the signer's authority—for example, "Mary Smith, Custodian."

Destra International & Event-Driven Credit Fund

444 West Lake Street, Suite 1700
Chicago, IL 60606-0070

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To be held December 14, 2020

Destra International & Event-Driven Credit Fund (the "Fund") will host a Special Meeting of Shareholders on December 14, 2020 at the offices of the Fund, 444 West Lake Street, Suite 1700, Chicago, IL 60606, at 10:00 a.m. Central Time (the "Special Meeting"). This Special Meeting of the Fund is being held so that shareholders can consider the following:

1. A proposal to approve a new investment advisory agreement between the Fund and Destra Capital Advisors LLC ("Destra" or the "Adviser"), as a result of a transaction pursuant to which Destra Capital Management LLC ("DCM"), the parent company of Destra, has agreed to buy back all of Continuum Funds Holdings, LLC's ("Continuum") control features and equity stake in DCM (the "Transaction").

2. A proposal to approve a new sub-advisory agreement among the Fund, Destra and BlueBay Asset Management LLP ("BlueBay") as a result of the Transaction.

3. A proposal to approve a new sub-sub-advisory agreement between BlueBay and BlueBay Asset Management USA LLC ("BlueBay USA") as a result of the Transaction.

THE BOARD OF TRUSTEES OF THE FUND UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN FAVOR OF THE PROPOSALS TO APPROVE (i) THE NEW ADVISORY AGREEMENT; (ii) THE NEW SUB-ADVISORY AGREEMENT; AND (iii) THE NEW SUB-SUB-ADVISORY AGREEMENT. APPROVAL OF THE NEW ADVISORY AGREEMENT, NEW SUB-ADVISORY AGREEMENT AND NEW SUB-SUB-ADVISORY AGREEMENT IS BEING PROPOSED BECAUSE THE CONSUMMATION OF THE CHANGE OF CONTROL OF DESTRA WILL RESULT IN THE TERMINATION OF THE EXISTING ADVISORY AGREEMENT, SUB-ADVISORY AGREEMENT AND SUB-SUB-ADVISORY AGREEMENT. APPROVAL OF THE PROPOSALS WILL NOT RESULT IN AN INCREASE IN THE FUND'S ADVISORY FEE RATE.

Shareholders of record of the Fund at the close of business on the Record Date, October 22, 2020 are entitled to notice of and to vote at the Special Meeting and any adjournment(s) thereof. The Notice of Special Meeting of Shareholders, proxy statement and proxy card is being mailed on or about [Mailing Date] to such shareholders of record.

By Order of the Board of Trustees,

Nicholas Dalmaso
Chairman and Trustee

[Mailing Date], 2020

YOUR VOTE IS IMPORTANT
You can vote easily and quickly over the Internet, by toll-free telephone call, or by mail. Just follow the simple instructions that appear on your proxy card. Please help the Fund reduce the need to conduct telephone solicitation and/or follow-up mailings by voting today.

6

Destra International & Event-Driven Credit Fund
444 West Lake Street, Suite 1700
Chicago, IL 60606-0070

PROXY STATEMENT

SPECIAL MEETING OF SHAREHOLDERS
December 14, 2020

Introduction

This proxy statement is being provided to you on behalf of the Board of Trustees (the "Board of Trustees") of Destra International & Event-Driven Credit Fund (the "Fund") in connection with the solicitation of proxies to be used at a Special Meeting of Shareholders (the "Special Meeting") of the Fund. The following table identifies the proposals set forth in this proxy statement.

Proposal Number	Proposal Description
1	Approval of new advisory agreement for the Fund.
2	Approval of new sub-advisory agreement for the Fund.
3	Approval of new sub-sub-advisory agreement for the Fund.

You will find this proxy statement divided into five parts:

Part 1   Provides details on the proposal to approve new advisory agreement (see page [ ])
Part 2   Provides details on the proposal to approve the new sub-advisory agreement (see page [ ])
Part 3   Provides details on the proposal to approve the new sub-sub-advisory agreement (see page [   ])
Part 4   Provides information about ownership of shares of the Fund (see page [_])
Part 5   Provides information on proxy voting and the operation of the Special Meeting (see page [_])
Part 6   Provides information on other matters (see page [   ])

Please read the proxy statement before voting on the proposals. Please call toll-free at 1-800-283-3192 if you have any questions about the proxy statement, or if you would like additional information.

We anticipate that the Notice of Special Meeting of Shareholders, this proxy statement and the proxy card (collectively, the "proxy materials") will be mailed to shareholders beginning on or about [Mailing Date], 2020.

Annual and Semi-Annual Reports. The Fund's most recent annual and semi-annual reports to shareholders are available at no cost. You may obtain a copy of a report through the Fund's website at www.destracapital.com. You may also request a report by calling toll-free at 844-9DESTRA (933-7872).

**Important Notice Regarding the Availability of Materials
for the Shareholder Meeting to be Held on December 14, 2020**

The proxy statement for the Special Meeting is available at
https://vote.proxyonline.com/DestraCapital/docs/internationalevent.pdf

PART 1

DESCRIPTION OF PROPOSAL 1
APPROVAL OF A NEW ADVISORY AGREEMENT

Introduction

The Special Meeting is being called to consider a proposal necessitated by the proposed Transaction between DCM and Continuum, pursuant to which DCM will buy back all of Continuum's outstanding equity interests in DCM. The Transaction will result in DCM all of Continuum's outstanding equity interests in DCM, and as of the Closing, Continuum will relinquish all equity interests and investor member rights in DCM, including voting share privileges and all board rights and participation. As a result, effective as of the Closing, Continuum will no longer control Destra, which will result in a change of control of Destra and the automatic termination of the existing advisory agreement between the Fund and Destra (the "existing advisory agreement"). The Transaction will allow DCM to make a portion of its equity available for key personnel and to manage its operations independently from Continuum. The Closing is contingent upon the approval of the Fund's new investment advisory agreement (the "new advisory agreement") by shareholders, which means that the Closing will not occur unless shareholders of the Fund approve the new advisory agreement.

The form of the new advisory agreement is attached hereto as Exhibit A. The terms of the new advisory agreement are materially the same as the terms of the existing advisory agreement with respect to services provided by Destra. In addition, the advisory fees payable to Destra by the Fund under the new advisory agreement are identical to the advisory fees payable under the existing advisory agreement. The material terms of the new advisory agreement and existing advisory agreement are compared below in "Terms of the Existing and New Advisory Agreements."

Your approval of the new advisory agreement would not result in any change in the Fund's advisory fee rate.

Information About Destra

Destra is a registered investment adviser with the Securities and Exchange Commission ("SEC") under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). Destra has responsibility for the overall management of the Fund. It is also responsible for managing the Fund's business affairs and providing day-to-day administrative services to the Fund. The principal office of Destra is located at 444 West Lake Street, Suite 1700, Chicago, Illinois 60606. As of September 30, 2020, Destra had approximately $460.8 million in assets under management. Destra is a wholly-owned subsidiary of DCM, a sponsor of investment funds.

Destra does not manage any other funds with similar investment strategies and objectives to the Fund's.

The Transaction

On October 14, 2020, DCM entered into a redemption agreement (the "Redemption Agreement") with Continuum, pursuant to which DCM agreed to buy back all of the outstanding equity interests of DCM. As of the Closing, Continuum will relinquish all equity interests and investor member rights in DCM, including voting share privileges and all board rights and participation. The Transaction will allow DCM to make a portion of its equity available for key personnel and to manage its operations independently from Continuum. Furthermore, senior management and certain key employees of DCM are expected to receive ownership interests so that the entity is majority employee-owned. The Closing is contingent upon the approval of the Fund's new advisory agreement by shareholders, which means that the Closing will not occur unless shareholders of the Fund approve the new advisory agreement. The Transaction will result in a change of control of Destra pursuant to the Investment Company Act of 1940, as amended (the "1940 Act").

Information Concerning DCM

The following information, which has been provided by DCM, is intended to give shareholders of the Fund background information concerning DCM and its business.

DCM, located at 444 West Lake Street, Suite 1700, Chicago, IL 60606, is a Delaware limited liability company and is the holding company of Destra and Destra Capital Investments LLC, the principal underwriter of the Fund's shares. DCM and its affiliates were organized in 2008 to provide investment management, advisory, administrative, distribution and asset management consulting services.

Terms of the Redemption Agreement

The following is a summary of the terms of the Transaction considered relevant to the Fund:

On October 14, 2020, DCM entered into a Redemption Agreement with Continuum, pursuant to which DCM agreed to buy back all of the outstanding equity interests of DCM. As of the Closing, Continuum will relinquish all equity interests and investor member rights in DCM, including voting share privileges and all board rights and participation. The Closing is contingent upon the approval of the Fund's new advisory agreement by shareholders, which means that the Closing will not occur unless shareholders of the Fund approve the new advisory agreement. The Transaction will result in a change of control of Destra pursuant to the 1940 Act. Assuming shareholder approval of the new advisory agreement, Destra will continue to serve as the Fund's investment adviser.

Transaction Not Expected to Adversely Affect Destra or the Fund

It is anticipated that the Transaction and Destra's affiliation with DCM will not result in any change in the services provided by Destra to the Fund. It is further anticipated that the Transaction and new advisory agreement will not diminish in any way the high level of investment advisory service previously provided by Destra.

Impact of the Transaction on the Fund's Advisory Agreement and Summary of the Proposal

Shareholders of the Fund are being asked to approve a proposed new advisory agreement with Destra. The consummation of the Transaction constituted an "assignment" (as defined in the 1940 Act) of the Fund's existing advisory agreement with Destra. As required by the 1940 Act, the existing advisory agreement provides for its automatic termination in the event of an assignment. Accordingly, the existing advisory agreement will terminate upon the Closing of the Transaction, and the new advisory agreement is necessary if Destra is to continue to manage the Fund following the Closing. However, the Closing is contingent upon the approval of the new advisory agreement by shareholders, which means that the Closing will not occur unless shareholders of the Fund approve the new advisory agreement.

Factors Considered by the Trustees and their Recommendation

The Board of Trustees is recommending that shareholders vote to approve the new advisory agreement with Destra.

The Trustees considered and unanimously approved the New Advisory Agreement at a meeting of the Board of Trustees held on October 15, 2020. The Trustees reviewed and discussed written materials that were provided in advance of the meeting and throughout the year, as well as information presented at the meeting. The Trustees relied upon the advice of independent legal counsel and their own business judgment in determining the material factors to be considered in evaluating the New Advisory Agreement and the weight to be given to each such factor. The conclusions reached by the Trustees were based on a comprehensive evaluation of all of the information provided and were not the result of any one factor. Moreover, each Trustee may have afforded different weight to the various factors in reaching his conclusions with respect to the New Advisory Agreement.

In making the recommendation that shareholders vote to approve the New Advisory Agreement with Destra, the Trustees reviewed and analyzed various factors it determined were relevant, including the factors enumerated below.

Nature, Extent and Quality of Service

The Trustees considered the nature, extent and quality of services to be provided under the New Advisory Agreement and Destra's experience in providing similar management services to other registered investment companies. The Trustees also considered Destra's ability to provide administrative, operational and other non-advisory services to the Fund and the financial condition of Destra, including its financial capacity to perform the services required under the New Advisory Agreement. The Trustees reviewed information provided by Destra regarding various service provider arrangements and considered the ability of Destra to administer and oversee outside service providers to the Fund. In addition, the Trustees considered matters related to Destra's compliance programs, its compliance history and its dealings with regulators. The Trustees also considered the fact that Destra intends to continue to engage BlueBay Asset Management LLP and BlueBay Asset Management USA LLC ("BlueBay" and "BlueBay USA," respectively) as the sub-advisers to the Fund, and that BlueBay and BlueBay USA will be responsible for all trading, portfolio construction and investment operations.

The Trustees also considered the impact that the Adviser Transaction is likely to have on the nature, extent and quality of services to be provided by Destra to the Fund under the New Advisory Agreement. In particular, the Trustees noted that the services required to be performed by Destra under the New Advisory Agreement are identical to the services that Destra is required to perform under the Existing Advisory Agreement. The Trustees also considered information provided by Destra indicating that the Adviser Transaction is not expected to result in any change in the personnel or resources of Destra that are involved in the performance of services for the Fund. Based on their review, the Trustees concluded that the nature, extent and quality of services expected to be provided to the Fund under the New Advisory Agreement are satisfactory.

Performance

The Trustees evaluated Fund performance on a year-to-date basis as of August 31, 2020, during the one-year and two-year periods ended August 31, 2020 and from inception (May 10, 2018) through August 31, 2020 in light of its investment objective. The Trustees compared Fund performance to a peer group of funds with similar investment strategies. In evaluating Destra's contribution to Fund performance, the Trustees considered the fact that BlueBay and BlueBay USA, as sub-advisors to the Fund, have been and are expected to continue to be responsible for day-to-day management of the Fund. The Trustees concluded that the Adviser Transaction is not likely to impact performance of the Fund because (i) the Fund is managed by a sub-advisor, (ii) the services required to be performed by Destra under the New **Advisory** Agreement are identical to the services that Destra is required to perform under the Existing Advisory Agreement and (iii) the Adviser Transaction is not expected to result in any change in the personnel or resources of Destra that are involved in the performance of services for the Fund.Based on their review, the Trustees concluded that Fund performance is acceptable for purposes of considering approval of the New Advisory Agreement.

Fees and Expenses

The Trustees reviewed and considered the contractual advisory fee rate to be paid by the Fund to Destra for services under the New Advisory Agreement. The Trustees also reviewed and considered information regarding the Fund's total expense ratio. The advisory fee rate and expense ratio for the Fund were compared against the advisory fee rate and expense ratio of a peer group of funds with similar investment strategies over specified time periods.

The Trustees considered the fact that the New Advisory Agreement and the Existing Advisory Agreement contain identical fee structures, and that the Adviser Transaction and the New Advisory Agreement are not expected to have any impact on the Fund's expense ratio or individual operating expenses. The Trustees also noted that upon termination of the Existing Advisory Agreement, the "Current Expense Agreement," as defined below, will also terminate. Pursuant to the Current Expense Agreement,

Destra agrees to reduce its fees and/or absorb expenses of the Fund to ensure that total fund operating expenses after fee waiver and/or reimbursement do not exceed certain agreed upon levels. The Trustees considered the fact that if the Fund enters into the New Advisory Agreement, then Destra has agreed to enter into a new expense agreement with the Fund (the "New Expense Agreement") on ~~the same~~identical terms and conditions as the Current Expense Agreement. The New Expense Agreement will be subject to Board approval.

Economies of Scale

The Trustees received and evaluated information regarding Destra's potential to realize economies of scale with respect to management of the Fund and whether the Fund and its shareholders would appropriately benefit from any economies of scale. The Trustees noted that economies of scale will be realized only if there is significant growth in assets under management. The Trustees considered Destra's expectations for growth in assets under management and the time frame in which such growth may occur. The Trustees concluded that economies of scale are not being realized and that breakpoints in the advisory fee or other arrangements will be considered if Fund assets grow and Destra has the potential to realize economies of scale.

Cost of Services and Profitability

The Trustees considered an expense and profitability analysis provided by Destra with respect to its management of the Fund. The analysis covered the years ending December 31, 2020, 2021 and 2022. The Trustees evaluated Destra's estimated profitability in each year of the three-year period and compared it against profit margins that have been found by courts to be reasonable under applicable securities laws. The Trustees noted that Destra estimates that its expenses and profitability under the New Advisory Agreement will be same as its expenses and profitability under the Existing Advisory Agreement. Based on their review, the Trustees concluded that Destra's estimated profitability in managing the Fund under the New Advisory Agreement is reasonable.

Other Benefits to Destra

The Trustees received and reviewed information regarding any expected "fall-out" or ancillary benefits to be received by Destra or its affiliates as a result of their relationship with the Fund. The Trustees noted that Destra and its affiliates may derive reputational benefits and opportunities to market additional services to their existing clients and to Fund shareholders that may lead to other investment management opportunities. Based on their review, the Trustees concluded that the fall-out benefits that may be received by Destra and its affiliates are reasonable.

Based on all of the foregoing, the Trustees recommend that shareholders of the Fund vote FOR the approval of the new advisory agreement.

Terms of the Existing and New Advisory Agreement

A copy of the new advisory agreement is attached hereto as Exhibit A. The following description is only a summary; however, all material terms of the new advisory agreement have been included in this summary. You should refer to Exhibit A for the new advisory agreement, and the description set forth in this proxy statement of the new advisory agreement is qualified in its entirety by reference to Exhibit A. The investment advisory services to be provided by Destra to the Fund under the new advisory agreement and the fee structure with respect to the Fund are identical to the services currently provided by Destra and the fee structure under the existing advisory agreement. The contractual rates of the advisory fee payable by the Fund to Destra, and the actual advisory fee rates paid to Destra by the Fund for the fiscal year ended September 30, 2020, is set forth in Exhibit B. The dates on which the existing advisory agreement was most recently (i) approved by the Board of Trustees; and (ii) submitted to shareholders for approval and the purpose for such submission is also set forth in Exhibit B.

Advisory Services. Both the new advisory agreement and the existing advisory agreement state that the Fund employs Destra, subject to the control of the Board of Trustees of the Fund, in compliance with such policies as the Board of Trustees may from time to time establish and in compliance with the objective, policies and limitations for the Fund, to continuously review, supervise and (where appropriate) administer the investment program of the Fund, to (i) determine in its discretion the securities to be purchased, held, sold or exchanged; (ii) provide the Fund with records concerning Destra's activities which the Fund is required to maintain; and (iii) render regular reports to the Fund's officers and trustees concerning Destra's discharge of its responsibilities. Both the new advisory agreement and the existing advisory agreement state that Destra may hire (subject to the approval of the Board of Trustees) and supervise the investment activities of one or more sub-advisers deemed necessary to carry out the investment program of the Fund.

Fund Transactions. Both the new advisory agreement and the existing advisory agreement provide that Destra is authorized to select the brokers or dealers that will execute the purchases and sales of portfolio securities for the Fund and is directed to use its best efforts to obtain "best execution" considering the Fund's investment objective, policies and restrictions as stated in the Fund's prospectus and statement of additional information ("SAI"), and that Destra will promptly communicate to the officers and Board of Trustees such information relating to portfolio transactions as they may reasonably request. Both the new advisory agreement and the existing advisory agreement also provide that Destra will not be deemed to have acted unlawfully or to have breached a fiduciary duty to the Fund or be in breach of any obligation owing to the Fund under the respective advisory agreement, or otherwise, by reason of its having directed a securities transaction on behalf of the Fund to a broker-dealer in compliance with Section 28(e) of the Securities Exchange Act of 1934 or as described from time to time by the Fund's prospectus and SAI.

Compensation of Destra. Both the new advisory agreement and the existing advisory agreement contain identical fee structures.

Duration and Termination. The existing advisory agreement provides that it will continue in effect until April 8, 2021, and the new advisory agreement provides that it will continue for an initial two year term and may be continued for successive annual periods upon the approval of a majority of the Board of Trustees, including a majority of the trustees who are not "interested persons" (as defined in the 1940 Act) of the Fund (the "Independent Trustees"), voting separately. Both the new advisory agreement and the existing advisory agreement provide that they will continue in effect for successive periods of one year only if such continuance is specifically approved at least annually (a) by the vote of a majority of those Trustees who are not parties to the respective agreement or interested persons of any such party, as such term is defined in the 1940 Act, and (b) by a vote of a majority of the Board of Trustees or by a vote of a majority of the outstanding voting securities of the Fund. Both the new advisory agreement and the existing advisory agreement may be terminated at any time, without the payment of any penalty by vote of a majority of the Board of Trustees or by vote of a majority of the outstanding voting securities of the Fund on sixty (60) days written notice to Destra, or by Destra at any time without the payment of any penalty, on sixty (60) days written notice to the Fund. Both the existing advisory agreement and the new advisory agreement provide that the respective agreement will automatically and immediately terminate in the event of its assignment.

Payment of Expenses. Both the existing advisory agreement and the new advisory agreement contain identical provisions with respect to the payment of expenses. Pursuant to both the existing advisory agreement and the new advisory agreement, Destra is responsible for the payment of certain expenses, and the Fund is generally otherwise responsible for the payment of its own expenses. Since Destra has agreed to limit the operating expenses of the Fund, Destra is also responsible on a monthly basis for any operating expenses that exceed the agreed upon expense limit, subject to the terms of such agreement.

Limitation of Liability. Both the new advisory agreement and the existing advisory agreement contain identical provisions with respect to the limitation of liability. The new advisory agreement and the existing advisory agreement both state that Destra will not be liable for any error of judgment, mistake of law or for any act or omission in connection with the performance of services to the Fund, except as otherwise may be provided under provisions of applicable law, and except for a loss resulting from Destra's willful misfeasance, gross negligence or reckless disregard in the performance of its duties under the respective agreement. Both the existing advisory agreement and the new advisory agreement provide that the Fund will indemnify Destra to the fullest extent permitted by law against any liability or expense that arises in connection with the performance of services to the Fund, so long as the liability or expense is not incurred by reason of Destra's willful misfeasance, bad faith or reckless disregard of its obligations to the Fund. Under both the new advisory agreement and the existing advisory agreement, Destra will indemnify the Fund and all controlling persons of the Fund to the fullest extent permitted by law against any liability or expense that arises in connection with the performance of services to Destra, so long as the liability and expense is not incurred by reason of the person's willful misfeasance, gross negligence, or reckless disregard of its obligations to Destra.

Expense Agreements

Destra and the Fund have entered into an expense limitation and reimbursement agreement (the "Current Expense Agreement") under which Destra has agreed to reimburse and/or pay or absorb, on a quarterly basis, the "ordinary operating expenses" (as defined below) of the Fund to the extent that such expenses exceed 0.50% per annum of the Fund's average daily net assets (the "Expense Limitation"). The Current Expense Agreement may be adjusted for different classes of Shares to account for class-specific expenses. In consideration of Destra's agreement to limit the Fund's expenses, the Fund has agreed to repay Destra pro rata in the amount of any Fund expense paid or waived by it, subject to the limitations that: (1) the reimbursement for expenses will be made only if payable not more than three years following the date such payment or waiver was made; and (2) the reimbursement may not be made if it would cause the Fund's ~~then-current E~~expense ~~Limitation, if any, and the~~ratio (after reimbursement) to exceed the lesser of (i) the ~~E~~expense ~~Limitation that was~~limit in effect at the time ~~when Destra reimbursed, paid or absorbed the ordinary operating expenses that are the subject of the repayment, to be exceeded~~of the waiver and (ii) the expense limit in effect at the time of the reimbursement. Unless earlier terminated by the Board, the Current Expense Agreement will remain in effect until February 13, 2030, and will automatically continue in effect for successive twelve-month periods thereafter. Destra may not terminate the Current Expense Agreement during the initial term. After the initial term, either the Board or Destra may terminate the Current Expense Agreement upon 30 days' written notice. For the purposes of the Current Expense Agreement, "ordinary operating expenses" consist of all ordinary expenses of the Fund, including administration fees, transfer agent fees, organization and offering expenses, fees paid to the Fund's trustees, legal fees related to the organization and offering of the Fund, administrative services expenses, and related costs associated with legal, regulatory compliance and investor relations, but excluding the following: (a) investment management fees, (b) portfolio transaction and other investment-related costs (including brokerage commissions, dealer and underwriter spreads, commitment fees on leverage facilities, prime broker fees and expenses, and dividend expenses related to short sales), (c) interest expense and other financing costs, (d) taxes, (e) distribution and/or shareholder servicing fees, if any, (f) acquired fund fees and expenses, and (g) extraordinary expenses. Upon the termination of the Existing Advisory Agreement, the Current Expense Agreement will also terminate. If the Fund enters into the New Advisory Agreement, Destra has agreed to enter into a New Expense Agreement with the Fund on ~~the same~~identical terms and conditions as the Current Expense Agreement. The New Expense Agreement will be subject to Board approval.

The New Expense Agreement would also continue in effect until February 13, 2030 under the new advisory agreement.

Additional Information Pertaining to Destra

The following table sets forth the name, position and principal occupation of each current executive officer of Destra as of September 30, 2020. Each individual's address is c/o Destra Capital Advisors LLC, 444 West Lake Street, Suite 1700, Chicago, IL 60606-0070. Destra is a wholly-owned subsidiary of DCM.

Name	Principal Occupation at Destra
Robert Watson	President
Jane Hong Shissler	General Counsel

During the Fund's last fiscal year, the Fund did not pay any amount to Destra or any affiliated person of Destra for services to the Fund (other than pursuant to the existing advisory agreement).

There were no brokerage commissions paid by the Fund to affiliated brokers of Destra for the fiscal year ended September 30, 2020.

As of the Record Date, no officer or Trustee owns securities of, or has any other material direct or indirect interest in, Destra or any person controlling, controlled by or under common control with Destra.

13

As of the Record Date, no Trustee has had any material interest, direct or indirect, in any material transaction, proposed or otherwise, since the beginning of the Fund's fiscal year ended September 30, 2020, to which Destra, or any parent or subsidiary of Destra, or any parent or subsidiary of such entities, was a party.

Required Vote

As provided under the 1940 Act, approval of the new advisory agreement will require the vote of a majority of the outstanding voting securities of the Fund. In accordance with the 1940 Act, a "majority of the outstanding voting securities" of the Fund means the lesser of (a) 67% or more of the shares of the Fund present at a shareholder meeting if the owners of more than 50% of the shares of the Fund then outstanding are present in person or by proxy, or (b) more than 50% of the outstanding shares of the Fund entitled to vote at the Special Meeting. The shareholders of the Fund will vote together as a single class.

FOR THE REASONS SET FORTH ABOVE, THE BOARD OF TRUSTEES OF THE FUND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS OF THE FUND VOTE IN FAVOR OF THE NEW ADVISORY AGREEMENT WITH DESTRA.

PART 2

DESCRIPTION OF PROPOSAL 2
APPROVAL OF A NEW SUB-ADVISORY AGREEMENT

Introduction

Destra and the Fund have entered into an investment sub-advisory agreement (the "existing sub-advisory agreement") with BlueBay. As with the existing advisory agreement, the existing sub-advisory agreement, as required by Section 15 of the 1940 Act, provides for its automatic termination in the event of its assignment. As a result, the Closing will result in the termination of the existing sub-advisory agreement. The Closing is contingent upon the approval of the Fund's new investment sub-advisory agreement (the "new sub-advisory agreement") by shareholders, which means that the Closing will not occur unless shareholders of the Fund approve the new sub-advisory agreement.

The form of the new sub-advisory agreement is attached hereto as Exhibit C. The terms of the new sub-advisory agreement are materially the same as the terms of the existing sub-advisory agreement with respect to services provided by BlueBay. In addition, the sub-advisory fees payable to BlueBay by Destra under the new sub-advisory agreement are identical to the sub-advisory fees payable under the existing sub-advisory agreement. The material terms of the new sub-advisory agreement and existing sub-advisory agreement are compared below in "Terms of the Existing and New Sub-Advisory Agreements."

Your approval of the new sub-advisory agreement would not result in any change in Fund's advisory fee rate.

Information About BlueBay

BlueBay is a wholly-owned subsidiary of Royal Bank of Canada ("RBC"). BlueBay is a specialist fixed income manager that was established in 2001, offering clients a diverse range of investment strategies with different return/risk profiles, in order to cater to a variety of investor-specific return/risk appetites. More specifically, BlueBay manages a range of absolute return-style portfolios for both funds and separate accounts across the following sub-asset classes of global fixed income markets: investment grade debt, emerging market debt, high yield/distressed debt and loans, convertible bonds, private debt and multi-asset credit. BlueBay seeks to provide asset management services characterized by a belief in the value of active management, a strong investment process, an emphasis on capital preservation and the generation of attractive risk-adjusted returns for all its investment strategies.

BlueBay is located at 77 Grosvenor Street, London W1K 3JR, United Kingdom. BlueBay has been registered with the SEC as an investment adviser since 2002, and is authorized and regulated by the UK Financial Conduct Authority. BlueBay employed 417 individuals and had $64.4 billion in assets under management as of September 30, 2020.

BlueBay does not manage any other funds with similar investment strategies and objectives to the Fund's.

Transaction Not Expected to Adversely Affect BlueBay or the Fund

It is anticipated that the Transaction will not result in any change in the services provided by BlueBay to the Fund. It is further anticipated that the Transaction and new sub-advisory agreement will not diminish in any way the high level of investment sub-advisory service previously provided by BlueBay.

Impact of the Transaction on the Fund's Sub-Advisory Agreement and Summary of the Proposal

Shareholders of the Fund are being asked to approve a proposed new sub-advisory agreement with BlueBay. The Closing will result in the termination of the existing sub-advisory agreement. The Closing is contingent upon the approval of the new sub-advisory agreement by shareholders, which means that the

Closing will not occur unless shareholders of the Fund approve the new sub-advisory agreement, and the new sub-advisory agreement is necessary if BlueBay is to continue to manage the Fund after the Closing.

Factors Considered by the Trustees and their Recommendation

The Board of Trustees is recommending that shareholders vote to approve the New Sub-Advisory agreement with BlueBay.

The Trustees considered and unanimously approved the New Sub-Advisory Agreement at a meeting of the Board of Trustees held on October 15, 2020. The Trustees reviewed and discussed written materials that were provided in advance of the meeting and throughout the year, as well as information presented at the meeting. The Trustees relied upon the advice of independent legal counsel and their own business judgment in determining the material factors to be considered in evaluating the New Sub-Advisory Agreement and the weight to be given to each such factor. The conclusions reached by the Trustees were based on a comprehensive evaluation of all of the information provided and were not the result of any one factor. Moreover, each Trustee may have afforded different weight to the various factors in reaching his conclusions with respect to the New Sub-Advisory Agreement

In making the recommendation that shareholders vote to approve the New Sub-Advisory Agreement with BlueBay, the Trustees reviewed and analyzed various factors it determined were relevant, including the factors enumerated below.

Nature, Extent and Quality of Service

The Trustees considered the nature, extent and quality of services to be provided under the New Sub-Advisory Agreement and BlueBay's experience in providing similar management services to other clients. The Trustees considered materials and information concerning the background, experience and capabilities of BlueBay's portfolio managers and its other investment and administrative personnel in light of the services to be provided by pursuant to the Sub-Advisory Agreement. The Trustees also considered the ability of BlueBay, based on its resources, reputation and other attributes, to attract, compensate and retain qualified investment professionals. The Trustees considered matters related to BlueBay's compliance programs, its compliance history and its dealings with regulators.

The Trustees also considered the impact that the Adviser Transaction is likely to have on the nature, extent and quality of services to be provided by BlueBay to the Fund under the New Sub-Advisory Agreement. In particular, the Trustees noted that the services required to be performed by BlueBay under the New Sub-Advisory Agreement are identical to the services that BlueBay is required to perform under the Existing Sub-Advisory Agreement. The Trustees also considered information provided by Destra and BlueBay indicating that the Adviser Transaction is not expected to result in any change in the personnel or resources of BlueBay that are involved in the performance of services for the Fund. Based on their review, the Trustees concluded that the nature, extent and quality of services expected to be provided to the Fund under the New Sub-Advisory Agreement are satisfactory.

Performance

The Trustees evaluated Fund performance on a year-to-date basis as of August 31, 2020, during the one-year and two-year periods ended August 31, 2020 and from inception (May 10, 2018) through August 31, 2020 in light of its investment objective. The Trustees compared Fund performance to a peer group of funds with similar investment strategies. The Trustees concluded that the Adviser Transaction is not likely to impact performance of the Fund because (i) the Fund is managed by a sub-advisor, (ii) the services required to be performed by BlueBay under the New Sub-Advisory Agreement are identical to the services that BlueBay is required to perform under the Existing Sub-Advisory Agreement and (iii) the Adviser Transaction is not expected to result in any change in the personnel or resources of BlueBay that are involved in the performance of services for the Fund.Based on their review, the Trustees concluded that Fund performance is acceptable for purposes of considering approval of the New Sub-Advisory Agreement.

Fees and Expenses

The Trustees considered the proposed sub-advisory fee, noting that the sub-advisory fee under the New Sub-Advisory Agreement is identical to the sub-advisory fee under the Existing Sub-Advisory Agreement, and that in each case such fee is paid by Destra out of the advisory fees paid to Destra under its Advisory Agreement with the Fund. The Trustees also reviewed and considered information regarding the Fund's advisory fee rate and total expense ratio. The advisory fee rate and expense ratio for the Fund were compared against the advisory fee rate and expense ratio of a peer group over specified time periods. The peer group was comprised of other funds with similar investment strategies.

The Trustees also noted that upon termination of the Existing Advisory Agreement, the Current Expense Agreement will also terminate. The Trustees considered the fact that if the Fund enters into the New Advisory Agreement, then Destra has agreed to enter into a New Expense Agreement with the Fund on ~~the same~~identical terms and conditions as the Current Expense Agreement. The New Expense Agreement will be subject to Board approval.

Based on their review, the Trustees concluded that the sub-advisory fee and expense structure were reasonable for purposes of considering approval of the New Sub-Advisory Agreement.

Economies of Scale

The Trustees received and evaluated information regarding the potential for BlueBay to realize economies of scale with respect to management of the Fund and whether the Fund and its shareholders would appropriately benefit from any economies of scale. The Trustees noted that economies of scale will be realized only if there is significant growth in assets under management. The Trustees considered expectations for growth in assets under management and the time frame in which such growth may occur. The Trustees concluded that economies of scale are not being realized and that breakpoints in the advisory fee or other arrangements will be considered if Fund assets grow and BlueBay has the potential to realize economies of scale.

Cost of Services and Profitability

The Trustees considered an expense and profitability analysis provided by BlueBay with respect to its management of the Fund. The analysis covered the years ending December 31, 2020, 2021 and 2022. The Trustees evaluated BlueBay's estimated profitability in each year of the three-year period and compared it against profit margins that have been found by courts to be reasonable under applicable securities laws. The Trustees noted that BlueBay estimates that its expenses and profitability under the New Sub-Advisory Agreement will be same as its expenses and profitability under the Existing Sub-Advisory Agreement. Based on their review, the Trustees concluded that BlueBay's estimated profitability in managing the Fund under the New Sub-Advisory Agreement is reasonable.

Other Benefits to BlueBay

The Trustees received and reviewed information regarding any "fall-out" or ancillary benefits that might be received by BlueBay or its affiliates as a result of their relationship with the Fund. Based on their review, the Trustees concluded that the fall-out benefits that might be received by BlueBay and its affiliates are reasonable.

Based on all of the foregoing, the Trustees recommend that shareholders of the Fund vote FOR the approval of the new sub-advisory agreement.

Terms of the Existing and New Sub-Advisory Agreement

A copy of the new sub-advisory agreement is attached hereto as Exhibit C. The following description is only a summary; however, all material terms of the new sub-advisory agreement have been included in this summary. You should refer to Exhibit C for the new sub-advisory agreement, and the description set forth in this proxy statement of the new sub-advisory agreement is qualified in its entirety by reference to Exhibit C. The investment sub-advisory services to be provided by BlueBay to the Fund under the new sub-advisory agreement and the fee structure with respect to the fees payable to BlueBay by Destra are identical to the services currently provided by BlueBay and the fee structure under the existing sub-advisory agreement. The contractual rates of the sub-advisory fee payable to BlueBay, and the actual sub-advisory fee rates paid to BlueBay by Destra for the fiscal year ended September 30, 2020, is set forth in Exhibit D. The date on which the existing sub-advisory agreement was most recently (i) approved by the Board of Trustees and (ii) submitted to shareholders for approval and the purpose for such submission is also set forth in Exhibit D.

Sub-Advisory Services. The sub-advisory services to be provided by BlueBay under the new sub-advisory agreement are identical to those sub-advisory services currently provided by BlueBay to the Fund under the existing sub-advisory agreement. Under both the existing sub-advisory agreement and the new sub-advisory agreement, BlueBay manages the investment and reinvestment of such portion of the Fund's assets as Destra from time to time allocates to BlueBay for management (the "Sub-Advised Assets"). In furnishing its services under both the new sub-advisory agreement and the existing sub-advisory agreement, BlueBay will furnish its services to the Fund in accordance with the following: (i) the Fund's declaration of trust, by-laws and/or other governing documents; (ii) the currently effective registration statement; (iii) the 1940 Act and Advisers Act and the rules thereunder and all other federal and state laws or regulations applicable to the Fund; (iv) the Fund's compliance manual and other policies and procedures adopted by the Board of Trustees; and (v) the instructions of Destra.

Under both the new sub-advisory agreement and the existing sub-advisory agreement, BlueBay may, to the extent permitted by applicable law, aggregate orders for securities to be purchased for the Sub-Advised Assets with orders of other funds managed or advised by BlueBay and is authorized to effect cross-transactions between the Fund and other accounts managed by it.

Under both the new sub-advisory agreement and the existing sub-advisory agreement, and subject to applicable law, including approval of a written agreement by the Fund, BlueBay may, from time to time, delegate the performance of its services under the respective agreement to BlueBay USA, subject to the oversight of Destra.

Proxies. Both the new sub-advisory agreement and the existing sub-advisory agreement provide that BlueBay is solely responsible to vote all proxies received with respect to the Sub-Advised Assets.

Supplemental Arrangements. Both the new sub-advisory agreement and the existing sub-advisory agreement provide that BlueBay may from time to time employ or associate itself with any person it believes to be particularly suited to assist it in providing the services to be performed under the respective agreement, provided that no such person, other than BlueBay USA, may perform services with respect to the Fund that would constitute an assignment or require a written advisory contract pursuant to the 1940 Act.

Compensation of BlueBay. Both the new sub-advisory agreement and the existing sub-advisory agreement contain identical fee structures pursuant to which Destra pays BlueBay a sub-advisory fee out of its management fee that it receives from the Fund.

Duration and Termination. The existing sub-advisory agreement provides that it will continue in effect for a period of more than two years from April 9, 2018 only so long as such continuance is specifically approved at least annually by the Board of Trustees provided that in such event the continuance is also approved by the vote of a majority of the Independent Trustees cast in person at a meeting called for the purpose of such approval. The new sub-advisory agreement provides that it will continue for a period of more than two years from its effective date only so long as such continuance is specifically approved at least annually by the Board of Trustees provided that in such event the continuance is also approved by the vote of a majority of the Independent Trustees cast in person at a meeting called for the purpose of such approval.

Both the new sub-advisory agreement and the existing sub-advisory agreement provide that the respective agreement may be terminated at any time, without the payment of any penalty, by the Board of Trustees, including a majority of the Independent Trustees, or by the vote of a majority of the outstanding voting securities of the Fund, on sixty (60) days' written notice to Destra and BlueBay, or by BlueBay or Destra on sixty (60) days' written notice to the Fund and the other party. Both agreements automatically terminate, without the payment of any penalty, (i) in the event of its assignment (as defined in the 1940 Act), or (ii) in the event that the investment management agreement between Destra and the Fund is assigned (as defined in the 1940 Act) or terminates for any other reason. Both agreements also terminate upon written notice to the other party that the other party is in material breach of the respective agreement, unless the party in material breach cures the breach to the reasonable satisfaction of the other party within thirty (30) days after written notice.

Expenses. Both the existing sub-advisory agreement and the new sub-advisory agreement provide that BlueBay will furnish, at its own expense: (i) all necessary facilities (including office space, furnishings and equipment) and personnel, including salaries, expenses and fees of any personnel required for BlueBay to perform its duties under the respective agreement; and (ii) administrative facilities, including bookkeeping and all equipment necessary for the performance of BlueBay's duties.

Limitation of Liability. Both the new sub-advisory agreement and the existing sub-advisory agreement contain identical provisions with respect to the limitation of liability. The new sub-advisory agreement and the existing sub-advisory agreement both state that, neither BlueBay or its affiliates will be liable for any losses, claims, damages, liabilities or litigation incurred or suffered by Destra or the Fund as a result of any error of judgment or mistake of law by BlueBay or its affiliates with respect to the Fund. Both agreements also provide that BlueBay will indemnify the Fund, Destra and their affiliates against any losses, claims, damages, liabilities or litigation arising under law based on any willful misconduct, bad faith, reckless disregard or gross negligence of BlueBay in the performance of its duties under the respective agreement or any untrue statement of a material fact contained in any registration statement, proxy materials, advertisements, sales literature, or other materials for the Fund or the omission to state therein a material fact known to BlueBay that was required to be stated therein or necessary to make the statements contained therein not misleading, if such statement or omission was made in reliance upon written information furnished to Destra or the Fund by BlueBay. Both agreements contain a reciprocal provision with respect to the indemnification and limitation of liability for BlueBay.

Additional Information Pertaining to BlueBay

The following table sets forth the name, position and principal occupation of each current executive officer of BlueBay as of September 30, 2020. Each individual's address is c/o BlueBay Asset Management LLP, 77 Grosvenor Street, London, W1K, 3JR, United Kingdom. BlueBay is a wholly-owned subsidiary of Royal Bank of Canada.

Name	Principal Occupation at BlueBay
James Jackson Brace	General Counsel
Mark Charles David Dowding	Chief Investment Officer
Erich Paul Gerth	Chief Executive Officer
Polina Kurdyavko	Head of Emerging Markets, Senior Portfolio Manager
Luc Hector Therese Leclercq	Chief Operating Officer and Chief Risk Officer
Anthony David Pickering	Global Head of Sales
Stephen Thariyan	Co-Head of Developed Markets

During the Fund's last fiscal year, the Fund did not pay any amount to BlueBay or any affiliated person of BlueBay for services provided to the Fund (other than pursuant to the existing sub-advisory agreement).

There were no brokerage commissions paid by the Fund to affiliated brokers of BlueBay for the fiscal year ended September 30, 2020.

As of the Record Date, no officer or Trustee owns securities of, or any has other material direct or indirect interest in, BlueBay or any person controlling, controlled by or under common control with BlueBay. As of the Record Date, no Trustee has had any material interest, direct or indirect, in any material transaction, proposed or otherwise, since the beginning of the Fund's fiscal year ended September 30, 2020, to which Destra, or any parent or subsidiary of BlueBay, or any parent or subsidiary of such entities, was a party.

Required Vote

As provided under the 1940 Act, approval of the new sub-advisory agreement will require the vote of a majority of the outstanding voting securities of the Fund. In accordance with the 1940 Act, a "majority of the outstanding voting securities" of the Fund means the lesser of (a) 67% or more of the shares of the Fund present at a shareholder meeting if the owners of more than 50% of the shares of the Fund then outstanding are present in person or by proxy, or (b) more than 50% of the outstanding shares of the Fund entitled to vote at the Special Meeting. The shareholders of the Fund will vote together as a single class.

FOR THE REASONS SET FORTH ABOVE, THE BOARD OF TRUSTEES OF THE FUND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS OF THE FUND VOTE IN FAVOR OF THE NEW SUB-ADVISORY AGREEMENT WITH BLUEBAY.

DESCRIPTION OF PROPOSAL 3
APPROVAL OF A NEW SUB-SUB-ADVISORY AGREEMENT

Introduction

BlueBay has entered into an investment sub-sub-advisory agreement (the "existing sub-sub-advisory agreement") with BlueBay USA. The existing sub-sub-advisory agreement provides for its termination in the event that the investment management agreement between Destra and the Fund is assigned or the existing sub-advisory agreement among Destra, the Fund and BlueBay is assigned (as defined in the 1940 Act). As a result, the Closing will result in the termination of the existing sub-sub-advisory agreement. The Closing is contingent upon the approval of a new investment sub-sub-advisory agreement between BlueBay and BlueBay USA (the "new sub-sub-advisory agreement") by shareholders, which means that the Closing will not occur unless shareholders of the Fund approve the new sub-sub-advisory agreement.

The form of the new sub-sub-advisory agreement is attached hereto as Exhibit E. The terms of the new sub-sub-advisory agreement are materially the same as the terms of the existing sub-sub-advisory agreement between BlueBay and BlueBay USA with respect to services provided by BlueBay USA. The material terms of the new sub-sub-advisory agreement and existing sub-sub-advisory agreement are compared below in "Terms of the Existing and New Sub-Sub-Advisory Agreements."

Your approval of the new sub-sub-advisory agreement would not result in any change in Fund's advisory fee rate.

Information About BlueBay USA

BlueBay USA is a wholly-owned subsidiary of RBC. BlueBay USA is located at 750 Washington Blvd, Stamford Tower North, Suite 802, Stamford, CT 06901. BlueBay USA has been registered with the SEC as an investment adviser since 2012.

BlueBay USA does not manage any other funds with similar investment strategies and objectives to the Fund's.

Transaction Not Expected to Adversely Affect BlueBay USA or the Fund

It is anticipated that the Transaction will not result in any change in the services provided by BlueBay USA to the Fund. It is further anticipated that the Transaction and new sub-sub-advisory agreement will not diminish in any way the high level of investment sub-sub-advisory service previously provided by BlueBay USA.

Impact of the Transaction on the Fund's Sub-Sub-Advisory Agreement and Summary of the Proposal

Shareholders of the Fund are being asked to approve a proposed new sub-sub-advisory agreement with BlueBay USA. The Closing will result in the termination of the existing sub-sub-advisory agreement. The Closing is contingent upon the approval of the new sub-sub-advisory agreement by shareholders, which means that the Closing will not occur unless shareholders of the Fund approve the new sub-sub-advisory agreement, and the new sub-sub-advisory agreement is necessary if BlueBay USA is to continue to serve as the Fund's sub-sub-adviser after the Closing.

Factors Considered by the Trustees and their Recommendation

The Board of Trustees is recommending that shareholders vote to approve the New Sub-Sub-Advisory agreement between BlueBay and BlueBay USA.

The Trustees considered and unanimously approved the New Sub-Sub-Advisory Agreement at a meeting of the Board of Trustees held on October 15, 2020. The Trustees reviewed and discussed written materials that were provided in advance of the meeting and throughout the year, as well as information presented at the meeting. The Trustees relied upon the advice of independent legal counsel and their own business judgment in determining the material factors to be considered in evaluating the New Sub-Sub-Advisory Agreement and the weight to be given to each such factor. The conclusions reached by the Trustees were based on a comprehensive evaluation of all of the information provided and were not the result of any one factor. Moreover, each Trustee may have afforded different weight to the various factors in reaching his conclusions with respect to the New Sub-Sub-Advisory Agreement.

In making the recommendation that shareholders vote to approve the New Sub-Sub-Advisory Agreement with BlueBay USA, the Trustees reviewed and analyzed various factors it determined were relevant, including the factors enumerated below.

Nature, Extent and Quality of Service

The Trustees considered the nature, extent and quality of services to be provided under the New Sub-Sub-Advisory Agreement and BlueBay's experience in providing similar management services to other clients. The Trustees considered materials and information concerning the background, experience and capabilities of BlueBay's portfolio managers and its other investment and administrative personnel in light of the services to be provided by pursuant to the Sub-Sub-Advisory Agreement. The Trustees also considered the ability of BlueBay, based on its resources, reputation and other attributes, to attract, compensate and retain qualified investment professionals. The Board also considered matters related to BlueBay's compliance programs, its compliance history and its dealings with regulators.

The Trustees also considered the impact that the Adviser Transaction is likely to have on the nature, extent and quality of services to be provided by BlueBay to the Fund under the New Sub-Sub-Advisory Agreement. In particular, the Trustees noted that the services required to be performed by BlueBay under the New Sub-Sub-Advisory Agreement are identical to the services that BlueBay is required to perform under the Existing Sub-Sub-Advisory Agreement. The Trustees also considered information provided by Destra and BlueBay indicating that the Adviser Transaction is not expected to result in any change in the personnel or resources of BlueBay that are involved in the performance of services for the Fund. Based on their review, the Trustees concluded that the nature, extent and quality of services expected to be provided to the Fund under the New Sub-Sub-Advisory Agreement are satisfactory.

Performance

The Trustees evaluated Fund performance on a year-to-date basis as of August 31, 2020, during the one-year and two-year periods ended August 31, 2020 and from inception (May 10, 2018) through August 31, 2020 in light of its investment objective. The Trustees compared Fund performance to a peer group of funds with similar investment strategies. The Trustees concluded that the Adviser Transaction is not likely to impact performance of the Fund because (i) the Fund is managed by a sub-advisor, (ii) the services required to be performed by BlueBay USA under the New Sub-Sub-Advisory Agreement are identical to the services that BlueBay USA is required to perform under the Existing Sub-Sub-Advisory Agreement and (iii) the Adviser Transaction is not expected to result in any change in the personnel or resources of BlueBay USA that are involved in the performance of services for the Fund. Based on their review, the Trustees concluded that Fund performance is acceptable for purposes of considering approval of the New Sub-Sub-Advisory Agreement.

Fees and Expenses

The Trustees considered the fact that the fee to be paid to BlueBay USA under the New Sub-Sub-Advisory Agreement is identical to the payable to BlueBay USA under the Existing Sub-Sub-Advisory Agreement, and that in each case such fee is paid by BlueBay out of the fees it receives from Destra. The Trustees also reviewed and considered information regarding the Fund's advisory fee rate and total expense ratio. The advisory fee rate and expense ratio for the Fund were compared against the advisory fee rate and expense ratio of a peer group over specified time periods. The peer group was comprised of other funds with similar investment strategies. The Trustees also noted that upon termination of the Existing Advisory Agreement, the Current Expense Agreement will also terminate. The Trustees considered the fact that if the Fund enters into the New Advisory Agreement, then Destra has agreed to enter into a New Expense Agreement with the Fund on ~~the same~~identical terms and conditions as the Current Expense Agreement. The New Expense Agreement will be subject to Board approval.

Based on their review, the Trustees concluded that the advisory fee and expense structure were reasonable for purposes of considering approval of the New Sub-Sub-Advisory Agreement.

Economies of Scale

The Trustees received and evaluated information regarding the potential for BlueBay USA to realize economies of scale with respect to management of the Fund and whether the Fund and its shareholders would appropriately benefit from any economies of scale. The Trustees noted that economies of scale will be realized only if there is significant growth in assets under management. The Trustees considered expectations for growth in assets under management and the time frame in which such growth may occur. The Trustees concluded that economies of scale are not being realized and that breakpoints in the advisory fee or other arrangements will be considered if Fund assets grow and BlueBay USA has the potential to realize economies of scale.

Cost of Services and Profitability

The Trustees considered an expense and profitability analysis provided by BlueBay USA with respect to its management of the Fund. The analysis covered the years ending December 31, 2020, 2021 and 2022. The Trustees evaluated BlueBay USA's estimated profitability in each year of the three-year period and compared it against profit margins that have been found by courts to be reasonable under applicable securities laws. The Trustees noted that BlueBay USA estimates that its expenses and profitability under the New Sub-Sub-Advisory Agreement will be same as its expenses and profitability under the Existing Sub-Sub-Advisory Agreement. Based on their review, the Trustees concluded that BlueBay USA's estimated profitability in managing the Fund under the New Sub-Sub-Advisory Agreement is reasonable.

Other Benefits to BlueBay USA

The Trustees received and reviewed information regarding any "fall-out" or ancillary benefits that might be received by BlueBay USA or its affiliates as a result of their relationship with the Fund. Based on their review, the Trustees concluded that the fall-out benefits that might be received by BlueBay and its affiliates are reasonable.

Based on all of the foregoing, the Trustees recommend that shareholders of the Fund vote FOR the approval of the new sub-sub-advisory agreement.

Terms of the Existing and New Sub-Sub-Advisory Agreement

A copy of the new sub-sub-advisory agreement is attached hereto as Exhibit E. The following description is only a summary; however, all material terms of the new sub-sub-advisory agreement have been included in this summary. You should refer to Exhibit E for the new sub-sub-advisory agreement, and the description set forth in this proxy statement of the new sub-sub-advisory agreement is qualified in its entirety by reference to Exhibit E. The investment sub-sub-advisory services to be provided by BlueBay USA to the Fund under the new sub-sub-advisory agreement and the fee structure with respect to the fees payable to BlueBay USA by BlueBay are identical to the services currently provided by BlueBay USA and the fee structure under the existing sub-sub-advisory agreement. The contractual rates of the sub-sub-advisory fee payable to BlueBay USA, and the actual sub-sub-advisory fee rates paid to BlueBay USA by BlueBay for the fiscal year ended September 30, 2020, is set forth in Exhibit F. The date on which the existing sub-sub-advisory agreement was most recently (i) approved by the Board of Trustees and (ii) submitted to shareholders for approval and the purpose for such submission is also set forth in Exhibit F.

Sub-Sub-Advisory Services. The sub-sub-advisory services to be provided by BlueBay USA under the new sub-sub-advisory agreement are identical to those sub-sub-advisory services currently provided by BlueBay USA to the Fund under the existing sub-sub-advisory agreement. Under both the existing sub-sub-advisory agreement and the new sub-sub-advisory agreement, BlueBay USA shall assist BlueBay with the investment and reinvestment of such portion of the assets of the Fund as BlueBay may from time to time allocate to BlueBay USA. In furnishing its services under both the new sub-sub-advisory agreement and the existing sub-sub-advisory agreement, BlueBay USA will furnish its services to the Fund in accordance with the following: (i) the Fund's declaration of trust, by-laws and/or other governing documents; (ii) the currently effective registration statement; (iii) the 1940 Act and Advisers Act and the rules thereunder and all other federal and state laws or regulations applicable to the Fund; (iv) the Fund's compliance manual and other policies and procedures adopted by the Board of Trustees; and (v) the instructions of Destra and BlueBay.

Under both the new sub-sub-advisory agreement and the existing sub-sub advisory agreement, BlueBay USA is an independent contractor for the Fund and has no authority to act for or represent the Fund, BlueBay or Destra, except as expressly authorized by an agent of the Fund, Destra or BlueBay.

Proxies. Under both the new sub-sub-advisory agreement and the existing sub-sub-advisory agreement, BlueBay USA assists BlueBay with voting proxies received with respect to the assets of the Fund as BlueBay may from time to time allocate to BlueBay USA for management (the "Sub-Sub Advised Assets").

Supplemental Arrangements. Both the new sub-sub-advisory agreement and the existing sub-sub-advisory agreement provide that BlueBay USA may from time to time employ or associate itself with any person it believes to be particularly suited to assist it in providing the services to be performed under the respective agreement, provided that no such person may perform services with respect to the Fund that would constitute an assignment or require a written advisory contract pursuant to the 1940 Act. Under both agreements, BlueBay USA may not delegate any function relating to investment advice or portfolio management of the Sub-Sub Advised Assets.

Compensation of BlueBay USA. Both the new sub-sub-advisory agreement and the existing sub-sub-advisory agreement contain identical fee structures pursuant to which BlueBay pays BlueBay USA a sub-sub-advisory fee out of its sub-advisory fee that it receives from the Destra.

Duration and Termination. The existing sub-sub-advisory agreement provides that it will continue in effect for a period of more than two years from May 29, 2018 only so long as such continuance is specifically approved at least annually by the Board of Trustees provided that in such event the continuance is also approved by the vote of a majority of the Independent Trustees cast in person at a meeting called for the purpose of such approval. The new sub-sub-advisory agreement provides that it will continue for a period of more than two years from its effective date only so long as such continuance is specifically approved at least annually by the Board of Trustees provided that in such event the continuance is also approved by the vote of a majority of the Independent Trustees cast in person at a meeting called for the purpose of such approval.

Both the new sub-sub-advisory agreement and the existing sub-sub-advisory agreement provide that the respective agreement may be terminated at any time, without the payment of any penalty, by either party on sixty (60) days written notice to the other. Both agreements will also terminate upon a vote by the Board of Trustees of the Fund, including a majority of the Independent Trustees, or by the vote of a majority of the outstanding voting securities of the Fund and on sixty (60) days written notice to BlueBay and BlueBay USA. Both agreements will automatically terminate, without the payment of any penalty, (i) in the event of its assignment (as defined in the 1940 Act), (ii) in the event that the investment management agreement between Destra and the Fund is assigned (as defined in the 1940 Act) or terminates for any reason, or (iii) in the event that the sub-advisory agreement between BlueBay and Destra is assigned (as defined in the 1940 Act) or terminates for any other reason. The agreements will also terminate upon written notice to the other party that the other party is in material breach of the respective agreement, unless the party in material breach cures such breach to the reasonable satisfaction of the party alleging the breach within thirty (30) days after written notice.

Expenses. Both the existing sub-sub-advisory agreement and the new sub-sub-advisory agreement provide that BlueBay USA will furnish, at its own expense: (i) all necessary facilities (including office space, furnishings and equipment) and personnel, including salaries, expenses and fees of any personnel required for BlueBay to perform its duties under the respective agreement; and (ii) administrative facilities, including bookkeeping and all equipment necessary for the performance of BlueBay USA's duties.

Third Party Beneficiary. Both the new sub-sub-advisory agreement and the existing sub-sub-advisory agreement provide that BlueBay and BlueBay USA agree that the Fund and Destra are intended third-party beneficiaries of the respective agreement.

Additional Information Pertaining to BlueBay USA

The following table sets forth the name, position and principal occupation of each current executive officer of BlueBay USA as of September 30, 2020. Each individual's address is c/o BlueBay Asset Management USA LLC, 750 Washington Blvd, Stamford Tower North, Suite 802, Stamford, Connecticut 06901. BlueBay USA is a wholly-owned subsidiary of RBC.

Name	Principal Occupation at BlueBay USA
Monique Brown	Director
Carol Timmer	Director
Andrezj Skiba	Director

During the Fund's last fiscal year, the Fund did not pay any amount to BlueBay USA or any affiliated person of BlueBay USA for services provided to the Fund (other than pursuant to the existing sub-sub-advisory agreement).

There were no brokerage commissions paid by the Fund to affiliated brokers of BlueBay USA for the fiscal year ended September 30, 2020.

As of the Record Date, no officer or Trustee owns securities of, or has any other material direct or indirect interest in, BlueBay USA or any person controlling, controlled by or under common control with BlueBay USA. As of the Record Date, no Trustee has had any material interest, direct or indirect, in any material transaction, proposed or otherwise, since the beginning of the Fund's fiscal year ended September 30, 2020, to which BlueBay USA, any parent or subsidiary of BlueBay USA, or any parent or subsidiary of such entities, was a party.

Required Vote

As provided under the 1940 Act, approval of the new sub-sub-advisory agreement will require the vote of a majority of the outstanding voting securities of the Fund. In accordance with the 1940 Act, a "majority of the outstanding voting securities" of the Fund means the lesser of (a) 67% or more of the shares of the Fund present at a shareholder meeting if the owners of more than 50% of the shares of the Fund then outstanding are present in person or by proxy, or (b) more than 50% of the outstanding shares of the Fund entitled to vote at the Special Meeting. The shareholders of the Fund will vote together as a single class.

FOR THE REASONS SET FORTH ABOVE, THE BOARD OF TRUSTEES OF THE FUND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS OF THE FUND VOTE IN FAVOR OF THE NEW SUB-SUB-ADVISORY AGREEMENT WITH BLUEBAY USA.

INFORMATION ABOUT OWNERSHIP OF SHARES OF THE FUND

Outstanding Shares

Only shareholders of record at the close of business on October 22, 2020, will be entitled to notice of, and to vote at, the Special Meeting. On October 22, 2020, the following shares of each class of the Fund were outstanding and entitled to vote:

Class	**Shares outstanding and entitled to vote**
Class I	2,189,131.898
Class A	47,834.505
Class L	46,517.238
Class T	68,371.123

INFORMATION ON PROXY VOTING AND THE SPECIAL MEETING

Who is Eligible To Vote

Shareholders of record of the Fund as of the close of business on October 22, 2020 (the "Record Date") are entitled to vote on all of the Fund's business at the Special Meeting and any adjournments thereof. Each whole share is entitled to one vote on each matter on which it is entitled to vote, and each fractional share is entitled to a proportionate fractional vote. Shares represented by properly executed proxies, unless revoked before or at the Special Meeting, will be voted according to the shareholder's instructions. If you sign a proxy, but do not fill in a vote, your shares will be voted to approve the proposal. If any other business comes before the Special Meeting, your shares will be voted at the discretion of the persons named as proxies.

Proposals by Shareholders

The Fund does not intend to hold meetings of shareholders except to the extent that such meetings may be required under the 1940 Act or state law. Under the Fund's Declaration of Trust, shareholders owning in the aggregate 10% of the outstanding shares of all classes of the Fund have the right to call a meeting of shareholders to consider the removal of one or more Trustees. Shareholders who wish to submit proposals for inclusion in the proxy statement for a subsequent shareholder meeting should submit their written proposals to the Fund at its principal office within a reasonable time before such meeting. The timely submission of a proposal does not guarantee its consideration at the meeting.

Proxies, Quorum and Voting at the Special Meeting

Shareholders may use the proxy card provided if they are unable to attend the Special Meeting in person or wish to have their shares voted by a proxy even if they do attend the Special Meeting. Any shareholder that has given a proxy to someone has the power to revoke that proxy at any time prior to its exercise by executing a superseding proxy or by submitting a notice of revocation to the secretary of the Fund. The Fund's secretary is Ms. Jane Hong Shissler, and she may be reached at the following address: 444 West Lake Street, Suite 1700, Chicago, IL 60606-0070. In addition, although mere attendance at the Special Meeting will not revoke a proxy, a shareholder present at the Special Meeting may withdraw a previously submitted proxy and vote in person.

All properly executed and unrevoked proxies received in time for the Special Meeting will be voted in accordance with the instructions contained in the proxies. If no instruction is given, the persons named as proxies will vote the shares represented thereby in favor of the proposals described herein and will use their best judgment to vote on such other business as may properly come before the Special Meeting or any adjournment thereof.

Telephonic Voting. Shareholders may call the toll-free phone number indicated on their proxy card to vote their shares. Shareholders will need to enter the control number set forth on their proxy card and then will be prompted to answer a series of simple questions. The telephonic procedures are designed to authenticate a shareholder's identity, to allow shareholders to vote their shares and to confirm that their instructions have been properly recorded.

Internet Voting. Shareholders may submit an "electronic" proxy over the Internet in lieu of returning an executed proxy card. In order to use this voting feature, shareholders should go to the website indicated on the shareholder's proxy card and enter the control number set forth on the proxy card. Shareholders will be prompted to follow a simple set of instructions, which will appear on the website.

Quorum. The presence in person or by proxy of the holders of thirty-three and one-third (33-1/3%) of the Shares of the Fund present in person or represented by proxy and entitled to vote shall constitute a quorum for the transaction of business at the Special Meeting. For purposes of determining the presence of a quorum, abstentions will be counted as present, and broker "non-votes" will not be counted as present. Abstentions will have the effect of a "no" vote for purposes of obtaining the requisite approval of the proposal. Broker "non-votes" (that is, proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owners or other persons entitled to vote shares on a particular matter with respect to which the brokers or nominees do not have discretionary power) will be treated the same as abstentions.

If a quorum is not present at the Special Meeting, or if a quorum is present at the Special Meeting but sufficient votes to approve a proposal are not received, shareholders may vote to adjourn the Special Meeting in order to solicit additional proxies. A shareholder vote may be taken on one or more proposals prior to such adjournment if sufficient votes for its approval have been received and it is otherwise appropriate. Such vote will be considered final regardless of whether the Special Meeting is adjourned to permit additional solicitation with respect to any other proposal.

As provided under the 1940 Act, approval of the proposed new advisory agreement, new sub-advisory agreement and new sub-sub-advisory agreement will each require the vote of a majority of the outstanding voting securities of the Fund. In accordance with the 1940 Act, a "majority of the outstanding voting securities" of the Fund means the lesser of (a) 67% or more of the shares of the Fund present at a shareholder meeting if the owners of more than 50% of the shares of the Fund then outstanding are present in person or by proxy, or (b) more than 50% of the outstanding shares of the Fund entitled to vote at the Special Meeting.

Method of Solicitation and Expenses

Your vote is being solicited by the Board of Trustees of the Fund. The cost of soliciting proxies, including the costs related to the solicitation of shareholders, printing, mailing and tabulation of proxies and the fees of the proxy soliciting agent, will be borne by Destra and DCM. The Fund has engaged AST Fund Solutions, LLC, a professional proxy solicitation firm, to serve as the proxy soliciting and tabulation agent for the Special Meeting and estimates AST Fund Solutions, LLC's fees to be approximately $18,000. Those fees do not reflect the costs associated with printing and mailing of the proxy materials and the costs associated with reimbursing brokerage firms and other financial intermediaries for their expenses in forwarding proxy materials to the beneficial owners and soliciting them to execute proxies. The Fund expects that the solicitation will be primarily by mail, but may also include telephone, electronic or other means of communication. If the Fund does not receive your proxy by a certain time, you may receive a telephone call from the proxy soliciting agent asking you to vote. The Fund does not reimburse Trustees and officers of the Fund, or regular employees and agents of Destra, for any involvement in the solicitation of proxies.

The Fund will not bear any expenses in connection with the Transaction, including any costs of soliciting shareholder approval. All such expenses will be borne by Destra and DCM.

Voting by RBC

As of the Record Date, RBC owns and/or has the power to vote approximately 97.38% of the shares of the Fund as disclosed on Exhibit G to this proxy statement. RBC intends to vote those shares in favor of Proposal 2 and Proposal 3 as RBC may already be deemed to control the Fund because of the size of its ownership interest.

Ownership of the Fund

As of the Record Date, the current Trustees and officers as a group owned less than 1% of the outstanding shares of the Fund or any class of the Fund. Each person that, to the knowledge of the Fund, owned beneficially or of record 5% or more of the outstanding shares of the Fund as of the Record Date is listed in Exhibit G to this proxy statement.

Procedures for Shareholder Communications with the Board

Shareholders may send communications to the Board of Trustees of the Fund. Shareholders should send communications intended for the Board of Trustees by addressing the communication directly to the Board of Trustees (or individual Trustee(s)) and/or otherwise clearly indicating in the salutation that the communication is for the Board of Trustees (or individual Trustee(s)) and by sending the communication to the Fund's address for the Trustee(s) at c/o Destra International & Event-Driven Credit Fund, 444 West Lake Street, Suite 1700, Chicago, Illinois 60606. Other Shareholder communications received by the Fund not directly addressed and sent to the Board of Trustees will be reviewed and generally responded to by management, and will be forwarded to the Board only at management's discretion based on the matters contained therein.

Other Business

While the Special Meeting has been called to transact any business that may properly come before it, the only matters that the Trustees intend to present are those matters stated in the attached Notice of Special Meeting of Shareholders. However, if any additional matters properly come before the Special Meeting, and on all matters incidental to the conduct of the Special Meeting, it is the intention of the persons named in the proxy to vote the proxy in accordance with their judgment on such matters unless instructed to the contrary.

[Mailing Date], 2020

Proxy Statement Delivery

"Householding" is the term used to describe the practice of delivering one copy of a document to a household of shareholders instead of delivering one copy of a document to each shareholder in the household. Shareholders of the Fund who share a common address and who have not opted out of the householding process should receive a single copy of the proxy statement together with one Proxy Card or Voting Instruction Card, as applicable. If you received more than one copy of the proxy statement, you may elect to household in the future; if you received a single copy of the proxy statement, you may opt out of householding in the future; and you may, in any event, obtain an additional copy of this proxy statement by calling 1-800-283-3192 or writing to the Fund at the following address: 444 West Lake Street, Suite 1700, Chicago, IL 60606-0070. Copies of this proxy statement and the accompanying Notice of Special Meeting are also available at https://vote.proxyonline.com/DestraCapital/docs/internationalevent.pdf.

Service Providers

UMB Fund Services, Inc. ("UMB"), located at 235 West Galena Street, Milwaukee, WI 53212, serves as the Fund's administrator and provides administrative services to assist with the Fund's operational needs. UMB also provides accounting services to the Fund and serves as the Fund's distribution paying agent, transfer agent and registrar. The Bank of New York Mellon, located at One Wall Street, New York, NY 10286, serves as custodian for the Fund.

Fiscal Year

The fiscal year-end of the Fund is September 30.

EXHIBIT A

FORM OF PROPOSED INVESTMENT ADVISORY AGREEMENT

FORM OF INVESTMENT MANAGEMENT AGREEMENT

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND

AGREEMENT made this [ ] day of [ ], 2020, by and between Destra International & Event-Driven Credit Fund, a Delaware statutory trust (the "Fund"), and Destra Capital Advisors LLC, a Delaware limited liability company (the "Advisor").

WHEREAS, the Fund is a closed-end, management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act");

WHEREAS, the Advisor is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”) and is engaged in the business of supplying investment advice as an independent contractor; and

WHEREAS, the Fund desires to retain the Advisor to render investment management services with respect to the Fund and the Advisor is willing to render such services;

NOW, THEREFORE, in consideration of mutual covenants herein contained, the parties hereto agree as follows:

1. APPOINTMENT AND ACCEPTANCE. The Fund hereby appoints the Advisor to act as Advisor to the Fund for the period and on the terms set forth in this Agreement. The Advisor accepts such appointment and agrees to furnish the services herein set forth for the compensation herein provided.

2. DUTIES OF ADVISOR. The Fund employs the Advisor to furnish and manage a continuous investment program for the Fund. The Advisor will continuously review, supervise and (where appropriate) administer the investment program of the Fund, to (i) determine in its discretion (where appropriate) the securities to be purchased, held, sold or exchanged, (ii) provide the Fund with records concerning the Advisor’s activities which the Fund is required to maintain and (iii) render regular reports to the Fund’s officers and Trustees concerning the Advisor’s discharge of the foregoing responsibilities. The Advisor may hire (subject to the approval of the Fund's Board of Trustees (“Board”) and, except as otherwise permitted under the terms of any applicable exemptive relief obtained from the Securities and Exchange Commission, or by rule or regulation, a majority of the outstanding voting securities of the Fund) and thereafter supervise the investment activities of one or more sub-advisers deemed necessary to carry out the investment program of the Fund. The retention of a sub-adviser by the Advisor shall not relieve the Advisor of its responsibilities under this Agreement.

The Advisor shall discharge the foregoing responsibilities subject to the control of the Fund’s Board and in compliance with such policies as the Board may from time to time establish, with the objectives, policies, and limitations for the Fund set forth in the Fund's registration statement as amended from time to time, and with applicable laws and regulations.

3. FUND TRANSACTIONS. The Advisor is authorized to select the brokers or dealers that will execute the purchases and sales of portfolio securities for the Fund and is directed to use its best efforts to obtain “best execution,” considering the Fund’s investment objectives, policies, and restrictions as stated in the Fund’s Prospectus and Statement of Additional Information, as the same may be amended, supplemented or restated from time to time, and resolutions of the Fund’s Board. The Advisor will promptly communicate to the officers and the Board such information relating to portfolio transactions as they may reasonably request.

It is understood that the Advisor will not be deemed to have acted unlawfully, or to have breached a fiduciary duty to the Fund or be in breach of any obligation owing to the Fund under this Agreement, or otherwise, by reason of its having directed a securities transaction on behalf of the Fund to a broker-dealer in compliance with the provisions of Section 28(e) of the Securities Exchange Act of 1934 or as described from time to time by the Fund's Prospectus and Statement of Additional Information.

4.   EXPENSES

(a)   With respect to the operation of the Fund, the Advisor shall be responsible for (i) providing the personnel, office space and equipment reasonably necessary to perform its obligations hereunder; (ii) the expenses of printing and distributing extra copies of the Fund's prospectus, statement of additional information, and sales and advertising materials (but not the legal, auditing or accounting fees attendant thereto) to prospective investors (but not to existing shareholders) to the extent such expenses are not covered by any applicable plan adopted pursuant to Rule 12b-1 under the Investment Company Act (each, a "12b-1 Plan") or pursuant to, or as a condition of multiple-class exemptive relief obtained from the Securities and Exchange Commission; (iii) the costs of any special Board meetings or shareholder meetings convened for the primary benefit of the Advisor and attendance at required annual Board meeting; (iv) the costs associated with any supplements to the Fund's registration statement created at the Advisor's request; and (v) any costs of liquidating or reorganizing the Fund (unless such cost is otherwise allocated by the Board). If the Advisor has agreed to limit the operating expenses of the Fund as referenced in Section 5 below, the Advisor also shall be responsible on a monthly basis for any operating expenses that exceed the agreed upon expense limit, subject to the terms of such agreement.

(b)   The Fund is responsible for and has assumed the obligation for payment of all of its expenses, other than as stated in Subparagraph 4(a) above, including but not limited to: fees and expenses incurred in connection with the issuance, registration and transfer of its shares; brokerage and commission expenses; all expenses of transfer, receipt, safekeeping, servicing and accounting for the cash, securities and other property of the Trust for the benefit of the Fund including all fees and expenses of its custodian, shareholder services agent and accounting services agent; interest charges on any borrowings; costs and expenses of pricing and calculating its daily net asset value and of maintaining its books of account required under the Investment Company Act; taxes, if any; a pro rata portion of expenditures in connection with meetings of the Fund's shareholders and the Board that are properly payable by the Fund; salaries and expenses of officers of the Trust, including without limitation the Trust's Chief Compliance Officer, and fees and expenses of members of the Board or members of any advisory board or committee who are not members of, affiliated with or interested persons of the Advisor; insurance premiums on property or personnel of the Fund which inure to its benefit, including liability and fidelity bond insurance; the cost of preparing and printing reports, proxy statements, prospectuses and statements of additional information of the Fund or other communications for distribution to existing shareholders which are covered by any 12b-1 Plan, or as a condition of multiple-class exemptive relief obtained from the Securities and Exchange Commission; legal, auditing and accounting fees; all or any portion of trade association dues or educational program expenses determined appropriate by the Board; fees and expenses (including legal fees) of registering and maintaining registration of its shares for sale under applicable securities laws; all expenses of maintaining and servicing shareholder accounts, including all charges for transfer, shareholder recordkeeping, dividend disbursing, redemption, and other agents for the benefit of the Fund, if any; and all other charges and costs of its operation plus any extraordinary and non-recurring expenses, except as herein otherwise prescribed.

(c)   The Advisor may voluntarily or contractually absorb certain Fund expenses.

(d)   To the extent the Advisor incurs any costs by assuming expenses which are an obligation of the Fund as set forth herein, the Fund shall promptly reimburse the Advisor for such costs and expenses, except to the extent the Advisor has otherwise agreed to bear such expenses. To the extent the services for which the Fund is obligated to pay are performed by the Advisor, the Advisor shall be entitled to recover costs from the Fund to the extent of the Advisor's actual costs for providing such services. In determining the Advisor's actual costs, the Advisor may take into account an allocated portion of the salaries and overhead of personnel performing such services.

5.   COMPENSATION OF THE ADVISOR. For the services provided and the expenses assumed pursuant to this Agreement, the Fund shall pay to the Advisor compensation at an annual rate of 1.75%, payable quarterly in arrears by the 15th business day of the succeeding quarter, based upon 1.75% of the Fund's average daily managed assets during such period. For purposes of calculating the compensation for any quarter, managed assets will include the total assets of the Fund (including any assets attributable to money borrowed for investment purposes) minus the sum of the Fund's accrued liabilities (other than money borrowed for investment purposes) will be calculated prior to any reduction for any fees and expenses of the Fund for that month, including, without limitation, the compensation payable to the Advisor for that quarter. In the case of a partial quarter, compensation will be based on the number of days during the quarter in which the Advisor provided services to the Fund. Compensation will be paid to the Advisor before giving effect to any repurchase of interests in the Fund effective as of that date. The Advisor will pay the compensation of any sub-adviser retained pursuant to Section 2 above.

The Advisor may, in its discretion and from time to time, reduce any portion of the compensation or reimbursement of expenses due to it pursuant to this Agreement and may agree to make payments to limit the expenses that are the responsibility of the Fund under this Agreement. Any such reduction or payment shall be applicable only to such specific reduction or payment and shall not constitute an agreement to reduce any future compensation or reimbursement due to the Advisor hereunder or to continue future payments.

All rights of compensation under this Agreement for services performed as of the termination date shall survive the termination of this Agreement.

6.   BOOKS AND RECORDS. The Advisor will maintain all books and records with respect to the securities transactions of the Fund and will furnish to the Fund's Board such periodic and special reports as the Board may reasonably request. The Fund and the Advisor agree to furnish to each other, if applicable, current registration statements, proxy statements, reports to shareholders, certified copies of their financial statements, and such other information with regard to their affairs as each may reasonably request.

Any records required to be maintained and preserved pursuant to the provisions of Rule 31a-1 and Rule 31a-2 promulgated under the 1940 Act which are prepared or maintained by the Advisor on behalf of the Fund are the property of the Fund and will be surrendered promptly to the Fund on request.

7.   STATUS OF ADVISOR. The services of the Advisor to the Fund are not to be deemed exclusive, and the Advisor shall be free to render similar services to others so long as its services to the Fund are not impaired thereby. The Advisor shall be deemed to be an independent contractor and shall, unless otherwise expressly provided or authorized, have no authority to act for or represent the Fund in any way or otherwise be deemed an agent of the Fund.

8.   LIMITATION OF LIABILITY AND INDEMNIFICATION OF ADVISOR.

(a) In the absence of willful misfeasance, gross negligence or reckless disregard of its obligations to the Fund, the Advisor and any partner, director, officer or employee of the Advisor, or any of their affiliates, executors, heirs, assigns, successors or other legal representatives, will not be liable for any error of judgment, mistake of law or for any act or omission by the person in connection with the performance of services to the Fund, except as may otherwise be provided under provisions of applicable state law or Federal securities law which cannot be waived or modified hereby.

(b) The Fund shall indemnify, to the fullest extent permitted by law, the Advisor, or any member, manager, officer or employee of the Advisor, and any of their affiliates, executors, heirs, assigns, successors or other legal representatives, against any liability or expense to which the person may be liable that arises in connection with the performance of services to the Fund, so long as the liability or expense is not incurred by reason of the person's willful misfeasance, gross negligence or reckless disregard of its obligations to the Fund. The rights of indemnification provided under this Section shall not be construed so as to provide for indemnification of any aforementioned persons for any losses (including any liability under Federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith) to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of this Section to the fullest extent permitted by law.

(c) The Advisor shall indemnify, to the fullest extent permitted by law, the Fund and all controlling persons of the Fund (as described in Section 15 of the Securities Act of 1933, as amended), against any liability or expense to which the person may be liable that arises in connection with the performance of services to the Advisor, so long as the liability or expense is not incurred by reason of the person's willful misfeasance, gross negligence or reckless disregard of its obligations to the Advisor. The rights of indemnification provided under this Section shall not be construed so as to provide for indemnification of any aforementioned persons for any losses (including any liability under Federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith) to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of this Section to the fullest extent permitted by law.

9.   PERMISSIBLE INTERESTS. Trustees, agents, and interest holders of the Fund are or may be interested in the Advisor (or any successor thereof) as members, managers, officers, or interest holders, or otherwise; members, managers, officers, agents, and interest holders of the Advisor are or may be interested in the Fund as Trustees, interest holders or otherwise; and the Advisor (or any successor) is or may be interested in the Fund as an interest holder or otherwise. In addition, brokerage transactions for the Fund may be effected through affiliates of the Advisor, provided the Advisor has broker-dealer affiliates, if approved by the Fund's Board, subject to the rules and regulations of the Securities and Exchange Commission.

10.   AUTHORITY; NO CONFLICT. The Advisor represents, warrants and agrees that: it has the authority to enter into and perform the services contemplated by this Agreement; and the execution, delivery and performance of this Agreement do not, and will not, conflict with, or result in any violation or default under, any agreement to which Advisor or any of its affiliates are a party.

11.   LICENSE OF ADVISOR'S NAME. The parties agree that the name of the Advisor, the names of any affiliates of the Advisor and any derivative or logo or trademark or service mark or trade name are the valuable property of the Advisor and its affiliates. The Advisor hereby agrees to grant a license to the Fund for use of its name in the name of the Fund for the term of this Agreement and such license shall terminate upon termination of this Agreement. If the Fund makes any unauthorized use of the Advisor's names, derivatives, logos, trademarks, or service marks or trade names, the parties acknowledge that the Advisor shall suffer irreparable harm for which monetary damages may be inadequate and thus, the Advisor shall be entitled to injunctive relief, as well as any other remedy available under law.

12.   DURATION AND TERMINATION. This Agreement, unless sooner terminated as provided herein, shall remain in effect for two years from the date of its execution and thereafter, may continue in effect only if such continuance is specifically approved at least annually (a) by the vote of a majority of those Trustees of the Board who are not parties to this Agreement or interested persons of any party to this Agreement, cast in person at a meeting called for the purpose of voting on such approval, and (b) by a vote of a majority of the Fund's Board or by vote of a majority of the outstanding voting securities of the Fund; provided, however, that if the interest holders of any Fund fail to approve the Agreement as provided herein, the Advisor may continue to serve hereunder in the manner and to the extent permitted by the 1940 Act and rules and regulations thereunder. The foregoing requirement that continuance of this Agreement be "specifically approved at least annually" shall be construed in a manner consistent with the 1940 Act and the rules and regulations thereunder.

Notwithstanding the foregoing, this Agreement may be terminated as to the Fund at any time, without the payment of any penalty by vote of a majority of members of the Fund's Board or by vote of a majority of the outstanding voting securities of the Fund on sixty (60) days written notice to the Advisor, or by the Advisor at any time without the payment of any penalty, on sixty (60) days written notice to the Fund. This Agreement will automatically and immediately terminate in the event of its assignment. Any notice under this Agreement shall be given in writing, addressed and delivered, or mailed postpaid, to the other party at any office of such party.

As used in this Section 11, the terms "assignment", "interested persons", and a "vote of a majority of the outstanding voting securities" shall have the respective meanings set forth in the 1940 Act and the rules and regulations thereunder; subject to such exemptions as may be granted by the Securities and Exchange Commission under said Act.

13.   NOTICE. Any notice required or permitted to be given by either party to the other shall be deemed sufficient if sent by registered or certified mail, postage prepaid, addressed by the party giving notice to the other party at the last address furnished by the other party to the party giving notice:

If to the Advisor:

Destra Capital Advisors LLC
Attn: Robert Watson, President
444 West Lake Street
Suite 1700
Chicago, Illinois 60606
Phone: (312)843-6168
Email: rob.watson@destracapital.com

If to the Fund:

Destra International & Event-Driven Credit Fund
c/o Destra Capital Advisors LLC
444 West Lake Street
Suite 1700
Chicago, Illinois 60606
Telephone: (312) 843-6171

14.   SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

15.   GOVERNING LAW. This Agreement shall be construed in accordance with the laws of the State of Delaware, without reference to conflict of law or choice of law doctrines, and the applicable provisions of the 1940 Act. To the extent that the applicable laws of the State of Delaware, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the day and year first written above.

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT FUND

_____
By: Jane H. Shissler
Title: Secretary

DESTRA CAPITAL ADVISORS LLC

_____
By: Robert Watson
Title: President

INVESTMENT ADVISORY FEES

Contractual Advisory Fee (as a percentage of Managed Assets)	Advisory Fee Rate Paid to Destra (after waivers and reimbursements and/or recoupment, if any) for the Fiscal Year Ended September 30, 2020	Most Recent Date of Shareholder Approval of Existing Advisory Agreement and Purpose of Submission to Shareholders	Most Recent Date of Approval of Existing Advisory Agreement by the Board of Trustees
1.75%	1.02%	April 27, 2018 (initial approval by sole shareholder)	November 13, 2019

EXHIBIT C

FORM OF PROPOSED INVESTMENT SUB-ADVISORY AGREEMENT

FORM OF INVESTMENT SUB-ADVISORY AGREEMENT

AGREEMENT, dated as of [   ] by and among Destra International & Event-Driven Credit Fund (the "Fund"), Destra Capital Advisors LLC (the "Advisor"), and BlueBay Asset Management LLP (the "Sub-Adviser").

WHEREAS, the Advisor is registered as an investment adviser under the Investment Advisers Act of 1940, as amended ("Advisers Act") and is engaged in the business of supplying investment advice as an independent contractor;

WHEREAS, the Advisor has entered into an investment management agreement (the "Investment Management Agreement") dated [   ] with the Fund, an investment company registered under the Investment Company Act of 1940, as amended ("Investment Company Act");

WHEREAS, the Sub-Adviser is registered as an investment adviser under the Advisers Act;

WHEREAS, the Board of Trustees (each Board member individually a "Trustee" and together the "Trustees") of the Fund and the Advisor desire to retain the Sub-Adviser to render investment advisory and other services to the Fund, in the manner and on the terms hereinafter set forth;

WHEREAS, the Advisor has the authority under the Investment Management Agreement with the Fund to retain sub-advisers; and

WHEREAS, the Sub-Adviser is willing to furnish such services to the Advisor and the Fund;

NOW, THEREFORE, in consideration of the promises and mutual covenants contained herein, and intending to be legally bound hereby, the Fund, the Advisor and the Sub-Adviser agree as follows:

1.   APPOINTMENT OF THE SUB-ADVISER

The Advisor hereby appoints the Sub-Adviser to act as an investment adviser for the Fund, subject to the supervision and oversight of the Advisor and the Trustees of the Fund, and in accordance with the terms and conditions of this Agreement. The Sub-Adviser will be an independent contractor and will have no authority to act for or represent the Fund or the Advisor in any way or otherwise be deemed an agent of the Fund or the Advisor except as expressly authorized in this Agreement or another writing by the Fund, the Advisor and the Sub-Adviser.

2.   ACCEPTANCE OF APPOINTMENT

The Sub-Adviser accepts that appointment and agrees to render the services herein set forth, for the compensation herein provided.

The assets of the Fund will be maintained in the custody of a custodian (who shall be identified by the Advisor in writing). The Sub-Adviser will not have custody of any securities, cash or other assets of the Fund and will not be liable for any loss resulting from any act or omission of the custodian other than acts or omissions arising in reliance on instructions of the Sub-Adviser.

3.   SERVICES TO BE RENDERED BY THE SUB-ADVISER TO THE FUND

A.   As an investment adviser to the Fund, the Sub-Adviser shall, subject to the supervision and oversight of the Advisor, manage the investment and reinvestment of such portion of the assets of the

Fund as the Advisor may from time to time allocate to the Sub-Adviser for management (the "Sub-Advised Managed Assets").

B.   As part of the services it will provide hereunder, the Sub-Adviser will:

(i)   obtain and evaluate, to the extent deemed necessary and advisable by the Sub-Adviser in its discretion, pertinent economic, statistical, financial, and other information affecting the economy generally and individual companies or industries, the securities of which are included in the Sub-Advised Managed Assets or are under consideration for inclusion in the Sub-Advised Managed Assets;

(ii)   formulate and implement a continuous investment program for the Sub-Advised Managed Assets as outlined in the Fund's Registration Statement;

(iii)   take whatever steps are necessary to implement the investment program for the Sub-Advised Managed Assets by arranging for the purchase and sale of securities and other investments, including, but not limited to, (a) issuing directives to the administrator of the Fund as necessary for the appropriate implementation of the investment program of the Sub-Advised Managed Assets, (b) selecting the brokers or dealers that will execute the purchases and sales of portfolio investments for the Fund (and when executing transactions, or placing orders with brokers for execution by those brokers, the Sub-Adviser shall, (except to the extent that it is following a specific instruction from the Fund or Adviser, as appropriate, in relation to the execution of an order) owe to the Fund and Client a duty to take all sufficient steps to obtain the best possible result for the Fund, taking into account the execution factors that are relevant to the execution or placing of that order under the terms of the Sub-Adviser's Order Execution Policy, (c) subject to obtaining the initial and periodic approvals required under Section 15 of the Investment Company Act and the approval of the Advisor, retaining one or more additional sub-advisers at the Sub-Adviser's own cost and expense for the purpose of furnishing one or more of the services described hereunder with respect to the Fund, (d) negotiating and entering into ISDA master agreements to implement the investment program for the Sub-Advised Managed Assets, (e) assisting the Advisor in negotiating certain agreements with service providers or implementing certain systems necessary for the Sub-Adviser to provide the services described hereunder, and (f) making required arrangements to meet collateral requirements for the trading of any derivatives in the Sub-Advised Managed Assets, including issuing instructions to advance collateral to any clearing house/member or bi-lateral counterparty, in order to meet the rules of any applicable exchanges or markets;

(iv)   keep the Trustees of the Fund and the Adviser fully informed in writing on an ongoing basis as agreed by the Advisor and the Sub-Adviser as to (1) all material facts concerning the investment and reinvestment of the Sub-Advised Managed Assets and (2) the Sub-Adviser and its key investment personnel and operations, make regular and periodic special written reports of such additional information concerning the same as may reasonably be requested from time to time by the Advisor or the Trustees of the Fund; and attend meetings with the Advisor and/or the Trustees, as reasonably requested, to discuss the foregoing;

(v)   in accordance with procedures and methods established by the Trustees of the Fund, which may be amended from time to time, provide assistance in determining the fair value of all securities and other investments/assets within the Sub-Advised Managed Assets as requested;

(vi)   provide any and all material composite performance information, records and supporting documentation about accounts the Sub-Adviser manages, if appropriate, which are relevant to the Fund and that have investment objectives, policies, and strategies substantially similar to those employed by the Sub-Adviser in managing the Sub-Advised Managed Assets that may be reasonably necessary, under applicable laws, to allow the Fund or its agent to present information concerning the Sub-Adviser's prior performance in the Fund's Registration Statement and any permissible reports and materials prepared by the Fund;

(vii)   cooperate with and provide reasonable assistance to the Adviser, the Fund's administrator, the Fund's custodian and foreign custodians, the Fund's transfer agent and pricing agents and all other agents and representatives of the Fund and the Adviser; keep all such persons fully informed as to such matters as they may reasonably deem necessary(and as notified to Sub-Adviser) to the performance of their obligations to the Fund and the Adviser; provide prompt responses to reasonable requests made by such persons; and maintain any appropriate interfaces with each such person so as to promote the efficient exchange of information; and

(viii)   file any required reports with the SEC pursuant to Sections 13(f) and 13(g) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

C.   In furnishing services hereunder, the Sub-Adviser shall be subject to, and shall perform in accordance with, the following: (i) the Fund's declaration of trust, by-laws and/or other governing instruments, as the same may be hereafter modified and/or amended from time to time ("Governing Documents"); (ii) the currently effective Registration Statement and any amendments thereto; (iii) the Investment Company Act and the Advisers Act and the rules under each, and all other federal and state laws or regulations applicable to the Fund; (iv) the Fund's compliance manual and other policies and procedures adopted from time to time by the Board of Trustees of the Fund, to the extent they are applicable to the Sub-Adviser; and (v) the instructions of the Advisor. Prior to the commencement of the Sub-Adviser's services hereunder, the Advisor shall provide the Sub-Adviser with current copies of any Governing Documents, Registration Statement, compliance manual and other relevant policies and procedures that are adopted by the Board of Trustees of the Fund. The Advisor undertakes to provide the Sub-Adviser with copies or other written notice of any amendments, modifications or supplements to any such above-mentioned document.

D.   The Sub-Adviser, at its expense, will furnish: (i) all necessary facilities (including office space, furnishings, and equipment) and personnel, including salaries, expenses and fees of any personnel required for the Sub-Adviser to faithfully perform its duties under this Agreement; and (ii) administrative facilities, including bookkeeping, and all equipment necessary for the efficient conduct of the Sub-Adviser's duties under this Agreement.

E.   The Sub-Adviser may, to the extent permitted by applicable laws and regulations, aggregate orders for securities to be purchased for the Sub-Advised Managed Assets with order of other funds managed or advised by the Sub-Adviser. On occasions when the Sub-Adviser deems the purchase of a security to be in the best interest of the Fund as well as other clients of the Sub-Adviser, allocation of the securities so purchased, as well as the expenses incurred in the transaction, will be made by the Sub-Adviser in the manner which the Sub-Adviser considers to be the most equitable and consistent with its fiduciary obligations to the Fund and to its other clients over time. The Advisor agrees that the Sub-Adviser and its affiliates may give advice and take action in the performance of their duties with respect to any of their other clients that may differ from advice given, or the timing or nature of actions taken, with respect to the Fund. The Advisor also acknowledges that the Sub-Adviser and its affiliates are fiduciaries to other entities, some of which have the same or similar investment objectives (and will hold the same or similar investments) as the Fund, and that the Sub-Adviser will carry out its duties hereunder together with its duties under such relationships. Nothing in this Agreement shall be deemed to confer upon the Sub-Adviser any obligation to purchase or to recommend for purchase for the Fund any investment that the Sub-Adviser, its affiliates, officers or employees may purchase or sell for its or their own account or for the account of any client, if in the sole and absolute discretion of the Sub-Adviser it is for any reason impractical or undesirable to take such action or make such recommendation for the Fund.

F.   The Sub-Adviser will maintain all accounts, books and records with respect to the Sub-Advised Managed Assets as are required of an investment adviser of a registered investment company pursuant to the Investment Company Act and Advisers Act and the rules thereunder.

G.   Subject to applicable law, including approval of a written agreement by the Fund, the Sub-Adviser may, from time to time, delegate the performance of the services to be provided hereunder to its affiliate, BlueBay Asset Management USA LLC ("BlueBay USA"). BlueBay USA's performance of any such services shall be subject to the Advisor's oversight.

H.   The Sub-Adviser is authorized to effect cross-transactions between a Fund and other accounts managed by the Sub-Adviser.

I.   The Sub-Adviser is authorized, on behalf of the Fund, to negotiate, execute and enter into futures account agreements, clearing agreements, ISDA master agreements and related documents, and to open accounts and take other necessary or appropriate actions related thereto. The Sub-Adviser is also authorized, on behalf of a Fund, to (i) enter into agreements and execute any documents (*e.g.*, any derivatives documentation such as exchange-traded and over-the-counter, as applicable) required to make investments pursuant to the Fund's objectives, investment policies and investment restrictions which shall include any market and/or industry standard documentation and the standard representations contained therein; and (ii) acknowledge the receipt of brokers' risk disclosure statements, electronic trading disclosure statements and similar disclosures. In connection with the trading of derivatives, and the purposes of the foregoing documents, the Adviser hereby appoints the Sub-Adviser as process agent to receive service of process for any proceedings in England and Wales on behalf of the Adviser or Fund

4.   COMPENSATION OF THE SUB-ADVISER

The Advisor will pay the Sub-Adviser a monthly advisory fee with respect to the Sub-Advised Managed Assets equal to a percentage of the Fund's average daily managed assets, as described in the Investment Management Agreement, and in accordance with the following table:

Managed Assets	Fees (annual rate as a percentage of average daily managed assets)
$1 to $50,000,000	1.75%
Over $50,000,000 to $100,000,000	1.225%
Over $100,000,000 to $150,000,000	1.1375%
Over $150,000,000 to $250,000,000	1.05%
In excess of $250,000,000	0.875%

Except as may otherwise be prohibited by law or regulation (including, without limitation, any then current SEC staff interpretation), the Sub-Adviser may, in its discretion and from time to time, waive all or any portion of its advisory fee.

5.   LIABILITY AND INDEMNIFICATION

A.   Except as may otherwise be provided by the Investment Company Act or any other federal securities law, neither the Sub-Adviser nor any of its officers, directors, partners, members or employees (its "Affiliates") shall be liable for any losses, claims, damages, liabilities or litigation (including legal and other expenses) incurred or suffered by the Advisor or the Fund as a result of any error of judgment or mistake of law by the Sub-Adviser or its Affiliates with respect to the Fund, except that nothing in this Agreement shall operate or purport to operate in any way to exculpate, waive or limit the liability of the Sub-Adviser or its Affiliates for, and the Sub-Adviser shall indemnify and hold harmless the Fund, the Advisor, all affiliated persons thereof (within the meaning of Section 2(a)(3) of the Investment Company Act) and all controlling persons (as described in Section 15 of the Securities Act of 1933, as amended ("1933 Act")) (collectively, "Advisor Indemnitees") against, any and all losses, claims, damages, liabilities or litigation (including reasonable legal and other expenses) to which any of the Advisor Indemnitees may become subject under the 1933 Act, the Investment Company Act, the Advisers Act, or under any other statute, at common law or otherwise arising out of or based on (i) any willful misconduct, bad faith, reckless disregard or gross negligence of the Sub-Adviser in the performance of any of its duties or obligations hereunder or (ii) any untrue statement of a material fact contained in any Registration Statement, proxy materials, reports, advertisements, sales literature, or other materials pertaining to the Fund or the omission to state therein a material fact known to the Sub-Adviser which was required to be stated therein or necessary to make the statements therein not misleading, if such statement or omission was made in reliance upon written information furnished to the Advisor or the Fund by the Sub-Adviser Indemnitees (as defined below) for use therein.

B.   Except as may otherwise be provided by the Investment Company Act or any other federal securities law, the Advisor, the Fund and their respective Affiliates shall not be liable for any losses, claims, damages, liabilities or litigation (including legal and other expenses) incurred or suffered by the Sub-Adviser as a result of any error of judgment or mistake of law by the Advisor, the Fund and their respective Affiliates with respect to the Fund, except that nothing in this Agreement shall operate or purport to operate in any way to exculpate, waive or limit the liability of the Advisor for, and the Advisor shall indemnify and hold harmless the Sub-Adviser, all affiliated persons thereof (within the meaning of Section 2(a)(3) of the Investment Company Act) and all controlling persons (as described in Section 15 of the 1933 Act) (collectively, "Sub-Adviser Indemnitees") against any and all losses, claims, damages, liabilities or litigation (including reasonable legal and other expenses) to which any of the Sub-Adviser Indemnitees may become subject under the 1933 Act, the Investment Company Act, the Advisers Act, or under any other statute, at common law or otherwise arising out of or based on (i) any willful misconduct, bad faith, reckless disregard or gross negligence of the Advisor in the performance of any of its duties or obligations hereunder or (ii) any untrue statement of a material fact contained in any Registration Statement, proxy materials, reports, advertisements, sales literature, or other materials pertaining to the Fund or the omission to state therein a material fact known to the Advisor that was required to be stated therein or necessary to make the statements therein not misleading, unless such statement or omission was made in reliance upon information furnished to the Sub-Adviser or the Fund by the Advisor Indemnitees for use therein.

6.   REPRESENTATIONS OF THE ADVISOR

The Advisor represents, warrants and agrees that:

A.   The Advisor has been duly authorized by the Board of Trustees of the Fund to delegate to the Sub-Adviser the provision of investment services to the Fund as contemplated hereby.

B.   The Advisor has adopted a written code of ethics complying with the requirements of Rule 17j-1 under the Investment Company Act and will provide the Sub-Adviser with a copy of such code of ethics.

C.   The Advisor is currently in material compliance and shall at all times continue to materially comply with the requirements imposed upon the Advisor by applicable law and regulations.

D.   The Advisor (i) is registered as an investment adviser under the Advisers Act and will continue to be so registered for so long as this Agreement remains in effect; (ii) is not prohibited by the Investment Company Act, the Advisers Act or other law, regulation or order from performing the services contemplated by this Agreement; (iii) to the best of its knowledge, has met and will seek to continue to meet for so long as this Agreement is in effect, any other applicable federal or state requirements, or the applicable requirements of any regulatory or industry self-regulatory agency necessary to be met in order to perform the services contemplated by this Agreement; and (v) will promptly notify the Sub-Adviser of the occurrence of any event that would disqualify the Advisor from serving as investment manager of an investment company pursuant to Section 9(a) of the Investment Company Act or otherwise. The Advisor will also promptly notify the Sub-Adviser if it is served or otherwise receives notice of any action, suit, proceeding, inquiry or investigation, at law or in equity, before or by any court, public board or body, involving the affairs of the Fund, provided, however, that routine regulatory examinations shall not be required to be reported by this provision.

E.   The execution, delivery and performance of this Agreement do not, and will not, conflict with, or result in any violation or default under, any agreement to which Advisor or any of its Affiliates are a party.

7.   REPRESENTATIONS OF THE SUB-ADVISER

The Sub-Adviser represents, warrants and agrees that:

A.   The Sub-Adviser is currently in material compliance and shall at all times continue to materially comply with the requirements imposed upon the Sub-Adviser by applicable law and regulations.

B.   The Sub-Adviser (i) is registered as an investment adviser under the Advisers Act and will continue to be so registered for so long as this Agreement remains in effect; (ii) is not prohibited by the Investment Company Act, the Advisers Act or other law, regulation or order from performing the services contemplated by this Agreement; (iii) has met and will seek to continue to meet for so long as this Agreement remains in effect, any other applicable federal or state requirements, or the applicable requirements of any regulatory or industry self-regulatory agency necessary to be met in order to perform the services contemplated by this Agreement; (iv) has the authority to enter into and perform the services contemplated by this Agreement; and (v) will promptly notify the Advisor of the occurrence of any event that would disqualify the Sub-Adviser from serving as an investment adviser of an investment company pursuant to Section 9(a) of the Investment Company Act or otherwise. The Sub-Adviser will also promptly notify the Fund and the Advisor if it is served or otherwise receives notice of any action, suit, proceeding, inquiry or investigation, at law or in equity, before or by any court, public board or body, involving the affairs of the Fund, provided, however, that routine regulatory examinations shall not be required to be reported by this provision, and such disclosure is not restricted by applicable law or regulation.

C.   The Sub-Adviser has adopted a written code of ethics complying with the requirements of Rule 17j-1 under the Investment Company Act and Rule 204A-1 under the Advisers Act and will provide the Advisor and the Board with a copy of such code of ethics, together with evidence of its adoption. Within forty-five (45) days of the end of the last calendar quarter of each year that this Agreement is in effect, and as otherwise requested, the president, Chief Compliance Officer or a vice-president of the Sub-Adviser shall certify to the Advisor that the Sub-Adviser has complied with the requirements of Rule 17j-1 and Rule 204A-1 during the previous year and that there has been no material violation of the Sub-Adviser's code of ethics or, if such a material violation has occurred, that appropriate action was taken in response to such violation. The Sub-Adviser shall further provide the Adviser with relevant sections of its Code of Ethics for review of the Advisor, upon reasonable request of the Advisor.

D.   The Sub-Adviser has provided the Fund and the Advisor with a copy of its Form ADV Parts 1 and 2, which as of the date of this Agreement is its Form ADV as most recently filed with the SEC, and promptly will furnish a copy of all amendments to the Fund and the Advisor at least annually. Such amendments shall reflect all changes in the Sub-Adviser's organizational structure, professional staff or other significant developments affecting the Sub-Adviser, as required by the Advisers Act.

E.   The Sub-Adviser will notify the Fund and the Advisor of any assignment of this Agreement or change of control of the Sub-Adviser, as applicable, and any changes in the key personnel who are either the portfolio manager(s) of the Fund or Members of the Management Committee of the Sub-Adviser, in each case prior to or promptly after, such change. The Sub-Adviser agrees to bear all reasonable expenses of the Fund, if any, arising out of an assignment or change in control.

F.   The Sub-Adviser will promptly notify the Advisor of any financial condition that is likely to impair the Sub-Adviser's ability to fulfill its commitment under this Agreement.

G.   The Sub-Adviser agrees to maintain an appropriate level of errors and omissions or professional liability insurance coverage and, upon the written request of the Advisor, provide evidence of such insurance coverage to the Advisor.

H.   The execution, delivery and performance of this Agreement do not, and will not, conflict with, or result in any violation or default under, any agreement to which Sub-Adviser or any of its Affiliates are a party.

8.   PROXIES

The Sub-Adviser shall be solely responsible to vote all proxies received with respect to the Sub-Advised Managed Assets, and shall take all necessary and reasonable steps with respect to corporate actions related to securities held or previously held as part of the Sub-Advised Managed Assets. The Sub-Adviser shall not incur any liability to the Fund or the Advisor for failing to vote any proxies, or to take an action with respect to a corporate action, if it had not received such proxies or related communication on a timely basis. For the avoidance of doubt, the Sub-Adviser shall not be responsible for the exercise of any class or similar representative action attached to securities of the Fund.

9.   SUPPLEMENTAL ARRANGEMENTS

The Sub-Adviser may from time to time employ or associate itself with any person it believes to be particularly suited to assist it in providing the services to be performed by such Sub-Adviser hereunder, provided that no such person, other than BlueBay USA as provided in Section 3.G. herein, shall perform any services with respect to the Fund that would constitute an assignment or require a written advisory agreement pursuant to the Investment Company Act. Any compensation payable to such persons shall be the sole responsibility of the Sub-Adviser, and neither the Advisor nor the Fund shall have any obligations with respect thereto or otherwise arising under the Agreement.

10.   REGULATION

The Sub-Adviser shall submit to all regulatory and administrative bodies having jurisdiction over the services provided pursuant to this Agreement any information, reports, or other material which any such body by reason of this Agreement may request or require pursuant to applicable laws and regulations.

11.   RECORDS

The records relating to the services provided under this Agreement shall be the property of the Fund and shall be under its control; however, the Fund shall furnish to the Sub-Adviser such records and permit the Sub-Adviser to retain such records (either in original or in duplicate form) as the Sub-Adviser shall reasonably require in order to carry out its business. In the event of the termination of this Agreement, such other records shall promptly be returned to the Fund by the Sub-Adviser free from any claim or retention of rights therein, provided that the Sub-Adviser may retain any such records that are required to be retained by it by law or regulation. The Advisor and the Sub-Adviser shall keep confidential any information obtained in connection with their respective duties hereunder and shall disclose such information only if the Fund has authorized such disclosure or if such disclosure is expressly required or requested by applicable federal or state regulatory authorities, or otherwise required by law.

12.   DURATION OF AGREEMENT

This Agreement shall become effective upon the date first above written, provided that this Agreement shall not take effect unless it has first been approved: (i) by a vote of a majority of those Trustees of the Fund who are not "interested persons" (as defined in the Investment Company Act) of any party to this Agreement ("Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval, and (ii) by vote of a majority of the Fund's outstanding voting securities. This Agreement shall continue in effect for a period of more than two (2) years from the date of its execution only so long as such continuance is specifically approved at least annually by the Board of Trustees provided that in such event such continuance shall also be approved by the vote of a majority of the Independent Trustees cast in person at a meeting called for the purpose of voting on such approval.

13.   TERMINATION OF AGREEMENT

This Agreement may be terminated at any time, without the payment of any penalty, by the Board of Trustees, including a majority of the Independent Trustees, or by the vote of a majority of the outstanding voting securities of the Fund, on sixty (60) days' written notice to the Advisor and the Sub-Adviser, or by the Advisor or Sub-Adviser on sixty (60) days' written notice to the Fund and the other party. This Agreement will automatically terminate, without the payment of any penalty, (i) in the event of its assignment (as defined in the Investment Company Act), or (ii) in the event the Investment Management Agreement between the Advisor and the Fund is assigned (as defined in the Investment Company Act) or terminates for any other reason. This Agreement will also terminate upon written notice to the other party that the other party is in material breach of this Agreement, unless the party in material breach of this Agreement cures such breach to the reasonable satisfaction of the party alleging the breach within thirty (30) days after written notice.

14.   AMENDMENTS TO THE AGREEMENT

Except to the extent permitted by the Investment Company Act or the rules or regulations thereunder or pursuant to exemptive relief granted by the SEC, this Agreement may be amended by the parties only if such amendment, if material, is specifically approved by the vote of a majority of the outstanding voting securities of the Fund (unless such approval is not required by Section 15 of the Investment Company Act as interpreted by the SEC or its staff or unless the SEC has granted an exemption from such approval requirement) and by the vote of a majority of the Independent Trustees cast in person at a meeting called for the purpose of voting on such approval.

15.   ASSIGNMENT

Any assignment (as that term is defined in the Investment Company Act) of this Agreement made by the Sub-Adviser shall result in the automatic termination of this Agreement, as provided in Section 12 hereof.   Notwithstanding the foregoing, no assignment shall be deemed to result from any changes in the directors, officers or employees of such Sub-Adviser except as may be provided to the contrary in the Investment Company Act or the rules or regulations thereunder.

16.   ENTIRE AGREEMENT

This Agreement contains the entire understanding and agreement of the parties with respect to the Fund.

17.   HEADINGS

The headings in the sections of this Agreement are inserted for convenience of reference only and shall not constitute a part hereof.

18.   NOTICES

All notices required to be given pursuant to this Agreement shall be delivered or mailed to the address listed below of each applicable party in person or by registered or certified mail or a private mail or delivery service providing the sender with notice of receipt or to such other address as specified in a notice duly given to the other party. Notice shall be deemed given on the date delivered or mailed in accordance with this paragraph.

    For: Destra Capital Advisors LLC
            Attn: Jane Shissler, General Counsel
            444 West Lake Street
            Suite 1700
            Chicago, Illinois 60606
            Phone: (312)843-6171
            With a copy emailed to: legal@destracapital.com

    For: Destra International & Event-Driven Credit Fund
            c/o Destra Capital Advisors LLC
            444 West Lake Street
            Suite 1700
            Chicago, Illinois 60606
            With a copy emailed to: legal@destracapital.com

    For: BlueBay Asset Management LLP
            77 Grosvenor Street
            London W1K 3JR
            For attention of: Product Development

            With a copy emailed to: (i) Product_Development@bluebay.com and (ii) CorporateLegal@bluebay.com

19.   SEVERABILITY

Should any portion of this Agreement for any reason be held to be void in law or in equity, the Agreement shall be construed, insofar as is possible, as if such portion had never been contained herein.

20. GOVERNING LAW

The provisions of this Agreement shall be construed and interpreted in accordance with the laws of the State of Delaware, without reference to conflict of law or choice of law doctrines, or any of the applicable provisions of the Investment Company Act. To the extent that the laws of the State of Delaware, or any of the provisions in this Agreement, conflict with applicable provisions of the Investment Company Act, the latter shall control.

21. INTERPRETATION

Any question of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from a term or provision of the Investment Company Act shall be resolved by reference to such term or provision of the Investment Company Act and to interpretations thereof, if any, by the United States courts or, in the absence of any controlling decision of any such court, by rules, regulations or orders of the SEC validly issued pursuant to the Investment Company Act. Specifically, the terms "vote of a majority of the outstanding voting securities," "interested persons," "assignment," and "affiliated persons," as used herein shall have the meanings assigned to them by Section 2(a) of the Investment Company Act. In addition, where the effect of a requirement of the Investment Company Act reflected in any provision of this Agreement is relaxed by a rule, regulation or order of the SEC, whether of special or of general application, such provision shall be deemed to incorporate the effect of such rule, regulation or order.

22. THIRD PARTY BENEFICIARY

The Advisor and Sub-Adviser expressly agree that the Fund shall be deemed an intended third party beneficiary of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date first mentioned above.

DESTRA CAPITAL ADVISORS LLC   BLUEBAY ASSET MANAGEMENT LLP

By: _____   By: _____
Name: Robert Watson   Name:
Title: President   Title:

DESTRA INTERNATIONAL & EVENT-DRIVEN CREDIT
FUND

By: _____
Name: Jane H. Shissler
Title: Secretary

EXHIBIT D

INVESTMENT SUB-ADVISORY FEES

Managed Assets	Sub-Advisory Fees (annual rate as a percentage of average daily Managed Assets)	Sub-Advisory Fee Rate Paid to BlueBay for the Fiscal Year Ended September 30, 2020	Most Recent Date of Shareholder Approval of Existing Sub-Advisory Agreement and Purpose of Submission to Shareholders	Most Recent Date of Approval of Existing Sub-Advisory Agreement by the Board of Trustees
$1 to $50,000,000	1.75%	0.997%	April 27, 2018 (initial approval by sole shareholder)	November 13, 2019
Over $50,000,000 to $100,000,000	1.225%			
Over $100,000,000 to $150,000,000	1.1375%			
Over $150,000,000 to $250,000,000	1.05%			
In excess of $250,000,000	0.875%			

FORM OF PROPOSED INVESTMENT SUB-SUB-ADVISORY AGREEMENT

FORM OF BLUEBAY INTRA-GROUP SUB-SUB-ADVISORY AGREEMENT

AGREEMENT, dated as of [   ] by and among **BLUEBAY ASSET MANAGEMENT LLP**, a limited liability partnership incorporated in England and Wales with registration number OC370085 and having its registered office at 77 Grosvenor Street ("BBAM") and **BLUEBAY ASSET MANAGEMENT USA LLC**, a Delaware limited liability company with file number 4109273 having its principal place of business at Four Stamford Plaza, 107 Elm Street, Suite 512, Stamford Connecticut, USA ("BBUSA"), and together the "Parties".

WHEREAS, each of the Parties is registered as an investment adviser under the Investment Advisers Act of 1940, as amended ("Advisers Act") and is engaged in the business of supplying investment advice; and BBAM is authorised and regulated by the United Kingdom Financial Conduct Authority ("FCA").

WHEREAS, BBAM has entered into an Investment Sub-Advisory Agreement (the "Sub-Advisory Agreement") dated [   ] with the Destra International & Event-Driven Credit Fund (the "Fund"), an investment company registered under the Investment Company Act of 1940, as amended ("Investment Company Act") and Destra Capital Advisors LLC (the "Advisor");

WHEREAS, the Sub-Advisory Agreement permits BBAM to delegate provision of investment advice and portfolio management in respect of the Fund to BBUSA and BBAM wishes to delegate certain of its functions under the Sub-Advisory Agreement to BBUSA in relation to specific assets of the Fund in respect of which BBAM considers BBUSA to be experienced and in respect of which BBAM would like to avail itself of BBUSA's know-how and expertise; in the manner and on the terms hereinafter set forth, and BBUSA is willing to furnish such services to BBAM; and

NOW, THEREFORE, in consideration of the promises and mutual covenants contained herein, and intending to be legally bound hereby, BBAM and BBUSA agree as follows:

1.   APPOINTMENT OF BBUSA

BBAM hereby appoints BBUSA to act on its behalf as sub-sub-adviser in respect of the Fund in respect of specific assets that BBAM considers BBUSA to be experienced and for which BBAM wishes to avail itself of BBUSA's know-how in connection with BBAM's own services to the Fund, in any case, subject to the supervision and oversight of the Advisor, the Board of Trustees of the Fund (the "Board of Trustees") and BBAM, and in accordance with the terms and conditions of this Agreement. BBUSA will be an independent contractor and will have no authority to act for or represent the Fund, BBAM, or Advisor in any way or otherwise be deemed an agent of the Fund, the Advisor or BBAM except as expressly authorized in this Agreement or another writing by the Fund, the Advisor, BBAM and BBUSA.

2.   ACCEPTANCE OF APPOINTMENT

BBUSA hereby accepts that appointment and agrees to render the services herein set forth, for the compensation described herein.

For the avoidance of doubt, the assets of the Fund will be maintained in the custody of a custodian (who shall be identified by the Advisor in writing). BBUSA will not have custody of any securities, cash or other assets of the Fund and will not be liable for any loss resulting from any act or omission of the custodian other than acts or omissions arising in reliance on instructions of BBUSA.

3.   SERVICES TO BE RENDERED BY BBUSA TO THE FUND

A.   As an investment adviser to the Fund, BBUSA shall, subject to the supervision and oversight of the Board of Trustees, the Advisor and BBAM, assist BBAM with the investment and reinvestment of such portion of the assets of the Fund as BBAM may from time to time allocate to BBUSA for management (the "Sub-Sub-Advised Assets").

B.   As part of the services it will provide hereunder, BBUSA will:

(i)   obtain and evaluate, to the extent deemed necessary and advisable by BBUSA in its discretion, pertinent economic, statistical, financial, and other information affecting the economy generally and individual companies or industries, the securities of which are included in the Sub-Sub-Advised Assets or are under consideration for inclusion in the Sub-Sub-Advised Assets;

(ii)   formulate and implement a continuous investment program for the Sub-Sub-Advised Assets as outlined in the Fund's Registration Statement;

(iii)   take whatever steps are necessary to implement the investment program for the Sub-Sub-Advised Assets by arranging for the purchase and sale of securities and other investments, including issuing directives to the administrator of the Fund as necessary for the appropriate implementation of the investment program of the Sub-Sub-Advised Assets; and making required arrangements to meet collateral requirements for the trading of any derivatives in the Sub-Sub-Advised assets, including issuing instructions to advance collateral to any clearing house/member or bi-lateral counterparty, in order to meet the rules of any applicable exchanges or markets.

(iv)   cooperate with and provide such other reasonable assistance to BBAM as required for BBAM to comply with its applicable obligations pursuant to the Sub-Advisory Agreement.

(v)   keep BBAM fully informed on an ongoing basis as to (1) all material facts concerning the investment and reinvestment of the Sub-Sub-Advised Assets and (2) BBUSA and its key investment personnel and operations, and (3) make regular and periodic special written reports of such additional information concerning the same as may reasonably be requested from time to time by the Board of Trustees, the Advisor or BBAM; and attend meetings with BBAM, the Advisor and/or the Board of Trustees, as reasonably requested, to discuss the foregoing;

(vi)   in accordance with procedures and methods established by the Trustees of the Fund, which may be amended from time to time, provide assistance in determining the fair value of all securities and other investments/assets within the Sub-Sub-Advised Assets as requested;

(viii)   cooperate with and provide reasonable assistance to BBAM, the Advisor, the Fund's administrator, the Fund's custodian and foreign custodians, the Fund's transfer agent and pricing agents and all other agents and representatives of the Fund and BBAM and/or Advisor; keep all such persons fully informed as to such matters as they may reasonably deem necessary (and as notified to BBUSA) to the performance of their obligations to the Fund and BBAM and/or Advisor; provide prompt responses to reasonable requests made by such persons; and maintain any appropriate interfaces with each such person so as to promote the efficient exchange of information; and

(ix)   file any required reports with the SEC pursuant to Sections 13(f) and 13(g) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

C.   In furnishing services hereunder, BBUSA shall be subject to, and shall perform in accordance with, the following: (i) the Fund's declaration of trust, by-laws and/or other governing instruments, as the same may be hereafter modified and/or amended from time to time ("Governing Documents"); (ii) the currently effective Registration Statement and any amendments thereto; (iii) the Investment Company Act and the Advisers Act and the rules under each, and all other federal and state laws or regulations applicable to the Fund; (iv) the Fund's compliance manual and other policies and procedures adopted from time to time by the Board of Trustees; and (v) the instructions of the Advisor and BBAM. Prior to the commencement of BBUSA's services hereunder, BBAM shall provide BBUSA with current copies of any Governing Documents, the Registration Statement, compliance manual and other relevant policies and procedures that are adopted by the Board of Trustees, to the extent they have been provided to BBAM. BBAM undertakes to provide BBUSA with copies or other written notice of any amendments, modifications or supplements to any such above-mentioned document to the extent they have been communicated to BBAM.

D. BBUSA, at its expense, will furnish: (i) all necessary facilities (including office space, furnishings, and equipment) and personnel, including salaries, expenses and fees of any personnel required for BBUSA to faithfully perform its duties under this Agreement; and (ii) administrative facilities, including bookkeeping, and all equipment necessary for the efficient conduct of BBUSA's duties under this Agreement.

D. On occasions when BBUSA deems the purchase of a security to be in the best interest of the Fund as well as other clients of BBUSA, BBUSA may, to the extent permitted by applicable laws and regulations, aggregate orders for securities to be purchase or sold. In such event, allocation of the securities so purchased or sold, as well as the expenses incurred in the transaction, will be made by BBUSA in the manner which BBUSA considers to be the most equitable and consistent with its fiduciary obligations to the Fund.

E. BBUSA will maintain all accounts, books and records with respect to the Sub-Sub-Advised Assets as are required of an investment adviser of a registered investment company pursuant to the Investment Company Act and Advisers Act and the rules thereunder.

F. BBUSA is authorized to effect cross transactions between the Fund and other accounts managed by BBUSA, BBAM and its affiliates.

4. UNITED KINGDOM OUTSOURCING PROVISIONS

A. BBUSA represents and warrants that it has sufficient resources to perform the duties set out in this Agreement and the persons who effectively conduct the business of BBUSA are of sufficiently good repute and experience.

B. Without prejudice to the foregoing, BBUSA represents and warrants that:

(i) it has sufficient resources and shall employ sufficient personnel with the skills, knowledge and expertise necessary for the proper discharge of the tasks delegated to it;

(ii) it has an appropriate organisational structure supporting the performance of such tasks;

(iii) the persons who effectively conduct the duties set out in this Agreement have sufficient experience, appropriate knowledge and appropriate practical experience in the relevant functions;

(iv) the professional training of the persons referred to in (iii) above and the nature of the functions they have performed previously is appropriate for the conduct of the business.

C. BBUSA shall establish methods and procedures for reviewing on an ongoing basis the services provided under this Agreement. BBUSA acknowledges that the Board of Trustees, the Advisor and/or BBAM shall take appropriate action if it appears to the Board of Trustees, the Advisor or BBAM that BBUSA cannot carry out the duties set out in this Agreement in accordance with this Section 4.

D. BBAM agrees that it shall at all times have the necessary expertise and resources to supervise the duties set out in this Agreement.

E. In carrying out its duties under this Agreement and performing the duties set out herein, BBUSA shall comply with:

(i) any compliance policy, of whatever designation, formulated by the Board of Trustees, the Advisor or BBAM and notified to BBUSA as a policy with which BBUSA must comply to satisfy any applicable regulatory requirements;

(ii)   any methods for assessing the standard of performance of BBUSA;

(iii)   any investment rules, restrictions or guidelines communicated in writing (including via email) by the Board of Trustees, the Advisor or BBAM; and

(iv)   any instructions BBAM may impose throughout the existence of this Agreement in order to fulfil its own legal or regulatory obligations.

F.   BBUSA shall immediately disclose in writing to the Board of Trustees, the Advisor and BBAM any development that may affect its ability to carry out the duties set out in this Agreement effectively or in compliance with any applicable laws and regulatory requirements.

G.   For the duration of this Agreement, and for a period of five years after this Agreement is terminated, BBUSA shall permit and shall ensure that its employees shall permit each of BBAM, the auditors of BBAM and the FCA (and each of their agents, employees or representatives) at reasonable times and on   reasonable   prior   notice:

(i)   to have access to the business premises of BBUSA;

(ii)   to have access to, inspect and take or print copies of all documents, books, records, computer systems, accounts and other relevant material relating to BBUSA's carrying on of the duties set out herein; and

(iii)   to conduct such meetings, interviews, investigations and audits directly with BBUSA and/or any of its employees, and answer truthfully, fully and promptly all questions which are reasonably put to BBUSA and/or its employees, in each case only as is strictly necessary to discharge its duties applicable laws and regulatory requirements, in connection with BBUSA's provision of the duties set out in this Agreement.

H.   The parties acknowledge and agree that for the purposes of this Section 4, references to the FCA shall be taken to include any other regulatory body of competent jurisdiction over BBAM's business and which BBAM may identify to BBUSA in writing from time to time as requiring rights under this Section 4.

I.   BBUSA shall properly supervise the performance of the duties set out in this Agreement and adequately manage the risks associated therewith.

K.   BBUSA shall establish, implement and maintain a contingency plan for disaster recovery and periodic testing of backup facilities while taking into account the types of duties set out in this Agreement.

M.   BBUSA confirms that it has and maintains a record of all personal transactions in securities undertaken by its employees and will make available (or procure the availability of) such records to BBAM promptly on request to the extent that it is not prohibited from doing so by any law or regulation to which it is subject.

5.   COMPENSATION OF BBUSA

The services provided by BBUSA under this Agreement are derivative of those performed by BBAM pursuant to the Sub-Advisory Agreement. As such, for the services provided and expenses borne by BBUSA pursuant to this Agreement, BBAM will pay to BBUSA a monthly advisory fee equal to the costs incurred by BBUSA in providing the services set forth herein, plus a margin of 10% of such costs.

For the avoidance of all doubt, neither the Fund nor the Advisor will compensate BBUSA for the services it provides hereunder. Except as may otherwise be prohibited by law or regulation (including, without limitation, any then current SEC staff interpretation), BBUSA may, in its discretion and from time to time, waive all or any portion of its advisory fee.

6. REPRESENTATIONS OF BBAM

BBAM represents, warrants and agrees that:

A.   it has been duly appointed by the Board of Trustees as Sub-Adviser to the Fund and has the full power to delegate to BBUSA the provision of investment services to the Fund (as set out herein).

B.   BBAM has adopted a written code of ethics complying with the requirements of Rule 17j-1 under the Investment Company Act and will provide BBUSA with a copy of such code of ethics.

C.   BBAM (i) is registered as an investment adviser under the Advisers Act and will continue to be so registered for so long as this Agreement remains in effect; (ii) is not prohibited by the Investment Company Act, the Advisers Act or other law, regulation or order from performing the services contemplated by this Agreement; (iii) to the best of its knowledge, has met and will seek to continue to meet for so long as this Agreement is in effect, any other applicable federal or state requirements, or the applicable requirements of any regulatory or industry self-regulatory agency necessary to be met in order to perform the services contemplated by this Agreement; and (v) will promptly notify BBUSA of the occurrence of any event that would disqualify BBAM from serving as investment sub-adviser of an investment company pursuant to Section 9(a) of the Investment Company Act or otherwise. BBAM will also promptly notify BBUSA if it is served or otherwise receives notice of any action, suit, proceeding, inquiry or investigation, at law or in equity, before or by any court, public board or body, involving the affairs of the Fund, provided, however, that routine regulatory examinations shall not be required to be reported by this provision.

D.   BBAM is currently in material compliance and shall at all times continue to materially comply with the requirements imposed upon BBAM by applicable law and regulations.

C.   any information that it may provide to BBUSA is complete and correct and BBAM agrees to provide any further information properly required by any competent authority to which BBUSA is subject.

D.   BBAM will notify BBUSA promptly if there is any material change in any information it has provided pursuant to this Section 6 and will provide such other relevant information as BBUSA may from time to time reasonable request in order to fulfil its regulatory and contractual obligations.

E.   The execution, delivery and performance of this Agreement do not, and will not, conflict with, or result in any violation or default under, any agreement to which Advisor or any of its affiliates are a party.

7. REPRESENTATIONS OF BBUSA

BBUSA represents, warrants and agrees that:

A.   BBUSA is currently in material compliance and shall at all times continue to materially comply with the requirements imposed upon BBUSA by applicable law and regulations.

B.   BBUSA (i) is registered as an investment adviser under the Advisers Act and will continue to be so registered for so long as this Agreement remains in effect; (ii) is not prohibited by the Investment Company Act, the Advisers Act or other law, regulation or order from performing the services contemplated by this Agreement; (iii) has met and will seek to continue to meet for so long as this Agreement remains in effect, any other applicable federal or state requirements, or the applicable requirements of any regulatory or industry self-regulatory agency necessary to be met in order to perform the services contemplated by this Agreement; (iv) has the authority to enter into and perform the services contemplated by this Agreement; and (v) will promptly notify the Board of Trustees, Advisor and BBAM of the occurrence of any event that would disqualify BBUSA from serving as an investment adviser of an investment company pursuant to Section 9(a) of the Investment Company Act or otherwise. BBUSA will also promptly notify the Board of Trustees, Advisor and BBAM if it is served or otherwise receives notice of any action, suit, proceeding, inquiry or investigation, at law or in equity, before or by any court, public board or body, involving the affairs of the Fund, provided, however, that routine regulatory examinations shall not be required to be reported by this provision and such disclosure is not restricted by applicable law or regulation.

C. BBUSA has adopted a written code of ethics complying with the requirements of Rule 17j-1 under the Investment Company Act and Rule 204A-1 under the Advisers Act and will provide the Board of Trustees, Advisor and BBAM with a copy of such code of ethics and any amendments to such code of ethics, together with evidence of its adoption. Within forty-five (45) days of the end of the last calendar quarter of each year that this Agreement is in effect, and as otherwise requested, the president, Chief Compliance Officer or a vice-president of BBUSA shall certify to the Advisor that BBUSA has complied with the requirements of Rule 17j-1 and Rule 204A-1 during the previous year and that there has been no material violation of BBUSA's code of ethics or, if such a material violation has occurred, that appropriate action was taken in response to such violation. BBUSA will further provide the Board of Trustees or Advisor, with relevant sections of its Code of Ethics for review of the Board of Trustees or Advisor, upon reasonable request of such party.

D. BBUSA will notify the Fund, Advisor and BBAM prior to any assignment of this Agreement or change of control of BBUSA, as applicable, and either prior to or promptly after any changes in the key personnel of BBUSA, to the extent such relates to the Fund. The BBUSA agrees to bear all reasonable expenses of the Fund, if any, arising out of an assignment or change in control.

E. The execution, delivery and performance of this Agreement does not, and will not, conflict with, or result in any violation or default under, any agreement to which BBUSA or any of its affiliates are a party.

8. SUPPLEMENTAL ARRANGEMENTS

BBUSA may from time to time employ or associate itself with any person it believes to be particularly suited to assist it in providing the services to be performed BBUSA hereunder, provided that no such person shall perform any services with respect to the Fund that would constitute an assignment or require a written advisory agreement pursuant to the Investment Company Act. Any compensation payable to such persons shall be the sole responsibility of BBUSA or BBAM. For the avoidance of doubt, BBUSA may not delegate the any function hereunder relating to investment advice or portfolio management in respect of the Sub-Sub-Advised Assets.

9. PROXIES

BBUSA will assist BBAM with voting proxies received with respect to the Sub-Sub-Advised Assets, and shall, under direction of BBAM, take all necessary and reasonable steps with respect to corporate actions related to securities held or previously held as part of the Sub-Sub-Advised Assets. The BBUSA shall not incur any liability to the Fund, Advisor or BBAM for failing to vote any proxies, or to take an action with respect to a corporate action, if it had not received such proxies or related communication on a timely basis.

10. REGULATION

BBUSA shall submit to all regulatory and administrative bodies having jurisdiction over the services provided pursuant to this Agreement any information, reports, or other material which any such body by reason of this Agreement may request or require pursuant to applicable laws and regulations.

11. RECORDS

The records relating to the services provided under this Agreement shall be the property of the Fund, as provided for in the Sub-Advisory Agreement; however, BBAM shall furnish to BBUSA such records as BBUSA shall reasonably require in order to carry out its business, subject to those being in possession of BBAM where they are to be provided by the Fund. In the event of the termination of this Agreement, such other records shall promptly be returned to the Fund by BBUSA free from any claim or retention of rights therein, provided that BBUSA may retain any such records that are required to be retained by it by law or regulation. BBAM and BBUSA shall keep confidential any information obtained in connection with their respective duties hereunder and shall disclose such information only if the Fund has authorized such disclosure or if such disclosure is expressly required or requested by applicable federal or state regulatory authorities, or otherwise required by law.

12.   DURATION OF AGREEMENT

This Agreement shall become effective as of the date first written above, provided that this Agreement shall not take effect unless it has first been approved: (i) by a vote of a majority of those Trustees of the Fund who are not "interested persons" (as defined in the Investment Company Act) of any party to this Agreement ("Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval, and (ii) by vote of a majority of the Fund's outstanding voting securities. This Agreement shall continue for a period of more than two (2) years from the date of its execution only so long as such continuance is specifically approved at least annually by the Board of Trustees provided that in such event such continuance shall also be approved by the vote of a majority of the Independent Trustees cast in person at a meeting called for the purpose of voting on such approval.

13.   TERMINATION OF AGREEMENT

Notwithstanding the terms set out above, this Agreement may be terminated at any time, without the payment of any penalty, by either party on sixty (60) days written notice to the other. This Agreement will terminate upon a vote by the Board of Trustees, including a majority of the Independent Trustees, or by the vote of a majority of the outstanding voting securities of the Fund and on sixty (60) days written notice to BBAM and BBUSA. This Agreement will automatically terminate, without the payment of any penalty, (i) in the event of its assignment (as defined in the Investment Company Act), (ii) in the event the Investment Management Agreement between the Advisor and the Fund is assigned (as defined in the Investment Company Act) or terminates for any other reason, or (iii) in the event the Sub-Advisory Agreement between BBAM, the Advisor and the Fund is assigned (as defined in the Investment Company Act) or terminates for any other reason. This Agreement will also terminate upon written notice to the other party that the other party is in material breach of this Agreement, unless the party in material breach of this Agreement cures such breach to the reasonable satisfaction of the party alleging the breach within thirty (30) days after written notice.

14.   AMENDMENTS TO THE AGREEMENT

No provision of this Agreement may be changed, waived, discharged or terminate, other than in writing, and signed by the parties to this Agreement. Any amendment to this Agreement shall be subject to the Investment Company Act.

15.   ASSIGNMENT

Any assignment (as that term is defined in the Investment Company Act) of this Agreement made by BBUSA shall result in the automatic termination of this Agreement, as provided in Section 13 hereof.   Notwithstanding the foregoing, no assignment shall be deemed to result from any changes in the directors, officers or employees of BBUSA except as may be provided to the contrary in the Investment Company Act or the rules or regulations thereunder.

16.   ENTIRE AGREEMENT

This Agreement contains the entire understanding and agreement of the parties with respect to services of BBUSA relating to the Fund and supersedes all prior agreements, oral or written, including, without limitation, the Original Agreement, which Original Agreement shall be deemed null and void, and of no further force or effect whatsoever following the date hereof.

17.   HEADINGS

The headings in the sections of this Agreement are inserted for convenience of reference only and shall not constitute a part hereof.

18.   NOTICES

All notices required to be given pursuant to this Agreement shall be delivered or mailed to the address listed below of each applicable party in person or by registered or certified mail or a private mail or delivery service providing the sender with notice of receipt or to such other address as specified in a notice duly given to the other party, which for the avoidance of doubt shall include via email. Notice shall be deemed given on the date delivered or mailed in accordance with this paragraph.

> For: BlueBay Asset Management LLP
> Attn: Corporate Legal Dept.
> 77 Grosvenor Street
> London
> W1K 3JR, United Kingdom
> Email: corporatelegal@bluebay.com

> For: BlueBay Asset Management USA LLC
> Attn: Head of Legal & Compliance
> 750 Washington BLVD
> Stamford Tower North
> Suite 802, Stamford CT 06901
> USA
> Email: acunningham@bluebay.com

For required notices to be given to the Advisor:

> Destra Capital Advisors LLC
> Attn: Jane Shissler, General Counsel
> 444 West Lake Street
> Suite 1700
> Chicago, Illinois 60606
> Phone: (312)843-6171
> Email: jane.shissler@destracapital.com

For required notices to be given to the Fund and/or the Board of Trustees:

> Destra International & Event-Driven Credit Fund
> c/o Destra Capital Advisors LLC
> Attn: Jane Shissler, General Counsel
> 444 West Lake Street
> Suite 1700
> Chicago, Illinois 60606
> Phone: (312)843-6171
> Email: jane.shissler@destracapital.com

19.   SEVERABILITY

Should any portion of this Agreement for any reason be held to be void in law or in equity, the Agreement shall be construed, insofar as is possible, as if such portion had never been contained herein.

20.   GOVERNING LAW

The provisions of this Agreement shall be construed and interpreted in accordance with the laws of the State of Delaware, without reference to conflict of law or choice of law doctrines, or any of the applicable provisions of the Investment Company Act. To the extent that the laws of the State of Delaware, or any of the provisions in this Agreement, conflict with applicable provisions of the Investment Company Act, the latter shall control.

21.   INTERPRETATION

Any question of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from a term or provision of the Investment Company Act shall be resolved by reference to such term or provision of the Investment Company Act and to interpretations thereof, if any, by the United States courts or, in the absence of any controlling decision of any such court, by rules, regulations or orders of the SEC validly issued pursuant to the Investment Company Act. Specifically, the terms "vote of a majority of the outstanding voting securities," "interested persons," "assignment," and "affiliated persons," as used herein shall have the meanings assigned to them by Section 2(a) of the Investment Company Act. In addition, where the effect of a requirement of the Investment Company Act reflected in any provision of this Agreement is relaxed by a rule, regulation or order of the SEC, whether of special or of general application, such provision shall be deemed to incorporate the effect of such rule, regulation or order.

22.   THIRD PARTY BENEFICIARY

BBAM and BBUSA expressly agree that the Fund and the Advisor shall be deemed an intended third party beneficiaries of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date first mentioned above.

BLUEBAY ASSET MANAGEMENT LLP   **BLUEBAY ASSET MANAGEMENT USA LLC**

By: _____   By: _____
Name: Name:
Title: Title:

EXHIBIT F

INVESTMENT SUB-SUB-ADVISORY FEES

Sub-Sub-Advisory Fees	Sub-Sub-Advisory Fee Rate Paid to BlueBay USA for the Fiscal Year Ended September 30, 2020	Most Recent Date of Shareholder Approval of Existing Sub-Sub-Advisory Agreement and Purpose of Submission to Shareholders	Most Recent Date of Approval of Existing Sub-Sub-Advisory Agreement by the Board of Trustees
BlueBay USA receives a sub-advisory fee equal to the costs incurred by BlueBay USA in providing advisory services to the Fund, plus a margin of 10% of such costs.	[ ]10%	April 27, 2018 (initial approval by sole shareholder)	November 13, 2019

EXHIBIT G

5% OR GREATER OWNERSHIP OF A SHARE CLASS

The following table identifies those investors known to the Fund to own beneficially or of record 5% or more of the voting securities of a class of the Fund's shares as of October 22, 2020. Any shareholder that owns 25% or more of the outstanding shares of the Fund or class may be presumed to "control" (as that term is defined in the 1940 Act) the Fund or class. Shareholders controlling the Fund or a class could have the ability to vote a majority of the shares of the Fund or class on any matter requiring approval of the shareholders of the Fund or class.

Class	Shareholder Name and Address	Number of Shares of Class Owned	Percentage of Shares of Class Owned
Class A Shares	RBC Global Asset Management U.S. Inc. 50 S. Sixth St., Suite 2350 Minneapolis MN 55402	46,722.431	97.68%
Class I Shares	RBC Global Asset Management U.S. Inc. 50 S. Sixth St., Suite 2350 Minneapolis MN 55402	2,162,019.975	98.75%
Class L Shares	RBC Global Asset Management U.S. Inc. 50 S. Sixth St., Suite 2350 Minneapolis MN 55402	46,517.238	100.00%
Class T Shares	RBC Global Asset Management U.S. Inc. 50 S. Sixth St., Suite 2350 Minneapolis MN 55402	46,337.040	58.01%
	Pershing, LLC P.O. Box 2052 Jersey City, NJ 07303	8,453.085	10.58%
	Pershing, LLC P.O. Box 2052 Jersey City, NJ 07303	6,058.158	7.58%

As of the Record Date, the Trustees and officers of the Fund, either individually or as a group, owned less than 1% of the outstanding shares of the Fund.